NO ACT

DC
PE
1-22-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08042834

Received SEC
MAR 2 1 2008
Washington, DC 20549

March 21, 2008

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance
Legal
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2008

Re: Chevron Corporation
Incoming letter dated January 22, 2008

Dear Mr. Butner:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to Chevron by the International Brotherhood of Teamsters General Fund, the Airie R. Lindsay Revocable Trust, Adelaide Gorner, and the United Steelworkers. We also have received a letter from the International Brotherhood of Teamsters General Fund dated February 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

Rian Fried
President
The Clean Yield Group
P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841

Adelaide Gorner
513 Wycoff Road
Ithaca, NY 14850

Keith Romig
United Steelworkers
5 Gateway Center
Pittsburgh, PA 15202



RECEIVED
2008 JAN 23 AM 11:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Country Selection Guidelines from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by the International Brotherhood of Teamsters, as Trustee for the New Teamsters General Fund, and other co-filers (together, the "Proponent") from Chevron's 2008 definitive proxy materials. Chevron expects to file its definitive proxy materials on or about April 11, 2008. We are enclosing seven copies of this letter and its attachments and concurrently sending a complete copy to Jamie Carroll, the Proponents' representative.

Summary

We respectfully submit that Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(7) (evaluation of risk) because the resolution and supporting statement make clear that the principle purpose of the proposed country selection guidelines is for Chevron to conduct an internal assessment of the risks or liabilities that Chevron faces as a result of its presence in various countries. We respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials.

The 2008 Proposal

The 2008 Proposal states that:

> The shareholders request that the Board review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. In its review, the Board shall develop guidelines on investing in or withdrawing from countries where:
>
> - the government has engaged in ongoing and systematic violation of human rights;

- the government is illegitimate;
- there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country; and
- Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts.

A copy of the 2008 Proposal, its supporting statement and the Proponent's related correspondence is attached to this letter as **Exhibit A.**

Basis for Excluding the 2008 Proposal—Rule 14a-8(i)(7) (Evaluation of Risk)

Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(7) (evaluation of risk) because the resolution and supporting statement make clear that the principle purpose of the proposed guidelines is for Chevron to conduct an internal assessment of the risks or liabilities that Chevron faces as a result of its presence in various countries, namely Burma (Myanmar), Angola, China, Kazakhstan and Nigeria. Indeed, the proposed investment guidelines specifically contemplate an assessment of whether "Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts."

A company may exclude a proposal under Rule 14a-8(i)(7) if the proposal deals with matters relating to a company's "ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Securities and Exchange Commission (the "Commission") has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983).

In the 1998 Release, the Commission has also identified two central considerations that underlie Rule 14a-8(i)(7): first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals and, second, "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As pertaining to proposals requesting an internal assessment of risk or liabilities the Staff has stated (in Staff Legal Bulletin 14C (at D.2) (June 28, 2005) ("SLB 14C")), that "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . . we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

A. Chevron can exclude the 2008 Proposal under Rule 14a-8(i)(7) because the resolution and supporting statement focus on Chevron conducting an internal assessment of the risks or liabilities that Chevron faces as a result of its presence in various countries.

The 2008 Proposal requests that the Board "review and develop. . . and report. . . to shareholders" on guidelines for investing or withdrawing from countries where, among other things, "Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity and consumer boycotts." When the resolution and supporting statement of the 2008 Proposal are read together (as is the appropriate procedure for evaluating possible exclusion under Rule 14a-8(i)(7), as per SLB 14C), it is evident that the principle purpose of the proposed guidelines is for Chevron to conduct an internal assessment of the risks posed to Chevron's business, financial well-being, brand, reputation and consumer base that may arise as a result of its presence in several countries. The supporting statement includes several statements intended to remind stockholders of the potential risks to Chevron's business in these countries. To illustrate:

- "Following the September 2007 Burmese military crackdown on peaceful demonstrators and the arrest of students, monks and labor rights advocates, Chevron has become the target of federal sanctions, negative publicity, and a consumer boycott concerning its investment in Burma." (supporting statement at para. 1)

- "The U.S. government has twice enacted economic sanctions on Burma, including a ban on new investment in 1997 and a ban on imports in 2003. Congress and the Administration are considering additional sanctions;. . . Chevron. . . holds equity in the largest investment project in Burma: the Yadana gas-field and pipeline that transports gas to Thailand and has reportedly paid millions of dollars to the Burmese regime." (supporting statement at para. 2 and 4)

- "By purchasing Unocal, Chevron acquired Unocal's investment in Burma including its legal, moral, and political liabilities." (supporting statement at para. 7)

- "Chevron also does business in other countries with controversial human rights records: Angola, China, Kazakhstan, and Nigeria." (supporting statement at para. 8)

We believe it is well established that proposals requesting that a company review, assess, implement procedures respecting or report on the potential risks or liabilities to its business as a result external factors (e.g., global warming, pandemic, civil or criminal proceedings, government sanctions, civil unrest etc.) are properly excludable under Rule 14a-8(i)(7) because they delve into the day-to-day and ordinary business operations of the company. See, for example, *Centex Corp.* (available May 15, 2007) (proposal requesting that the board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change); *ACE Limited* (available Mar. 19, 2007) (same); *Kansas City Southern* (available Feb. 21, 2007) (proposal requesting board report on company's efforts to safeguard the security of operations and minimize material financial risk arising from a terrorist attack); *Pfizer, Inc.* (available Jan. 29, 2007) (proposal requesting a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents); *Abbott Laboratories* (available Mar. 9, 2006) (proposal requesting report on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date); *Wells Fargo & Co.* (available Feb. 16, 2006) (proposal requesting that board evaluate effects of global climate change on the company's business).

This same principle applies in the context of proposals requesting that the company review, assess, implement procedures respecting or report on the potential risks or liabilities to its business as a result decisions to operate in a particular country or area. For example, in *General Electric Co.* (available Jan. 13, 2006) the Staff concurred that GE could exclude a proposal requesting that the board "evaluate [the] risk of damage to GE's brand name and reputation in the United States as a result of" outsourcing work to other countries, specifically China. The proposal noted, for example, that "GE China has 12,000 employees," and expressed concern that GE's reputation, brand and financial stability could be impaired by China's purportedly poor record on human rights. The proposal also noted that "the shift of production to low wage countries in general, and to China in particular, has generated negative press stories in the U.S." that could have negative consequences for GE and its brand. Citing, among other letters, *The Dow Chemical Co.* and *Newmont Mining Corp.* (see below), and SLB 14C, GE successfully argued that because the proposal sought an assessment of the risks arising from GE's decision to conduct operations in and outsource work to other countries and such matters were "fundamental tasks in management's obligation to run GE on a day-to-day basis," it could exclude the proposal under Rule 14a-8(i)(7) (evaluation of risk).

Similarly, in *The Dow Chemical Co.* (available Feb. 23, 2005) the Staff concurred that Dow could exclude a proposal concerning the "impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere." The proposal indicated concern that, among other things, "Dow has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case" and that "the Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond." Dow argued that the proposal could be excluded because it sought "an economic assessment (specifically, a description on the impact on the Company's finances) of a particular aspect of the Company's operations." The Staff agreed with Dow that it could exclude the proposal because it related to Dow's ordinary business operations "(i.e., evaluation of risk)."

Likewise, in *Newmont Mining Corp.* (available Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that Newmont publish a report on the risks to the company's "operations, profitability and reputation from its social and environmental liabilities" stemming from Newmont's operations in several countries. The proposal expressed concern that Newmont's own "social and environmental liabilities" stemming from its operations in Peru, Indonesia, Ghana and the United States posed a "significant threat to the long-term profitability" of the company and that it "face[d] a risk to its reputation if it does not take concrete. . . steps to implement these commitments." The proponent's suggested that the proposed report "would help shareholders assess the risk to the company's operations, profitability and reputation." Newmont successfully argued that because the proposal focused on "the operations and profitability of the company," which issues are "exclusively under the aegis of the Board of Directors," the proposal therefore related to Newmont's ordinary business operations. See also *Newmont Mining Corp.* (available Feb. 5, 2005) (similar proposal and same outcome).

(We have attached copies of each of *General Electric*, *Dow Chemical*, and *Newmont Mining* letters as **Exhibits B**, **C** and **D**, for the Staff's convenience.)

Finally, we note that the Staff has confirmed its position on this type of proposal in SLB 14C (at D2). As referenced above, there, the Staff stated "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . . we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

As noted above, the principle purpose of the proposed guidelines is for Chevron to conduct an internal assessment of the risks posed to its business, financial well-being, brand, reputation and consumer base that may arise as a result of its presence in several countries. The proposed investment guidelines specifically contemplate an assessment of whether "Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts." Each of the letters cited in the foregoing paragraphs involved a proposal that was excludable under Rule 14a-8(i)(7) because the proposals delved into the day-to-day operating decisions of the company, that is each proposal requested the company review, assess, implement procedures respecting or report on the potential risks or liabilities to its business as a result of being present in a particular country or area.

Assessing the risks to Chevron's business as a result of its presence in any country is an intricate part of Chevron's day-to-day and ordinary business operations, particularly the responsibilities of Chevron's Board and management. These assessments themselves are intricate and this suggests that Chevron's Board and management, rather than its stockholders, are in the best position to understand and handle such matters. While we certainly respect stockholders' views on the issues raised in the 2008 Proposal, we respectfully submit that permitting stockholders to interject themselves into matters relating to Chevron's assessments of risk associated with its presence in one country or another would permit stockholders to "micro-manage the company by probing too deeply into matters of a complex nature upon which [they], as a group, would not be in a position to make an informed judgment." The Staff's position, evidenced by the numerous no-action letters cited above, support this position.

Accordingly, Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(7) (evaluation of risk) because the resolution and supporting statement make clear that the principle purpose of the proposed guidelines is for Chevron to conduct an internal assessment of the risks or liabilities that Chevron faces as a result of its presence in various countries.

B. Regardless of whether part of the 2008 Proposal touches upon significant social policy issues, the entire 2008 Proposal is excludable because it distinctly addresses ordinary business matters.

We believe that the well-established precedent set forth above and the Staff's guidance in SLB 14C support our conclusion that the 2008 Proposal addresses ordinary business matters and is therefore excludable under Rule 14a-8(i)(7). We recognize, however, that the Staff has concluded that certain proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters -- *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, while we are aware that the Staff has, in some instances, determined that proposals broadly addressing, for example, human rights issues may not be excludable under Rule 14a-8(i)(7), we do not believe that it is necessary to consider whether the 2008 Proposal may also touch upon significant policy issues, since the 2008 Proposal also addresses ordinary business issues: an internal assessment of the risks or liabilities that Chevron faces as a result of its operations. The proposed investment guidelines specifically contemplate an assessment of whether "Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts." Thus, regardless of whether aspects of the 2008 Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because it also addresses ordinary business matters within the scope of Rule 14a-8(i)(7).

Accordingly, based on the precedent described above and the 2008 Proposal's emphasis on ordinary business matters regarding assessments of risks, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

Conclusion

For the reasons cited above, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the 2008 Proposal from its 2008 definitive proxy materials. If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Jamie Carroll, can be reached at 202-624-8990.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,



Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 16, 2007

BY FACSIMILE: (925) 842-2846
BY UPS NEXT DAY

Ms. Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 60 shares of Chevron Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

WHEREAS:

Following the September 2007 Burmese military crackdown on peaceful demonstrators and the arrest of students, monks and labor rights advocates, Chevron has become the target of federal sanctions, negative publicity, and a consumer boycott concerning its investment in Burma;

The U.S. government has twice enacted economic sanctions on Burma, including a ban on new investment in 1997 and a ban on imports in 2003. Congress and the Administration are considering additional sanctions;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy that won over 80% of the seats in the 1990 Burmese elections, has repeatedly called for economic sanctions on Burma. She stated that corporations in Burma "create jobs for some people but what they're mainly going to do is make an already wealthy elite wealthier, and increase its greed and strong desire to hang on to power ... these companies harm the democratic process a great deal."

Chevron, in partnership with Total of France, the Petroleum Authority of Thailand, and Myanma Oil and Gas Enterprise (MOGE), holds equity in the largest investment project in Burma: the Yadana gas-field and pipeline that transports gas to Thailand and has reportedly paid millions of dollars to the Burmese regime;

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor on infrastructure related to the pipeline project;

In March 2005, Unocal settled a case for a reported multi-million dollar amount in which it was claimed that the company was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide pipeline security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma including its legal, moral, and political liabilities;

Chevron also does business in other countries with controversial human rights records: Angola, China, Kazakhstan, and Nigeria;

BE IT RESOLVED: The shareholders request the Board to review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. In its review, the Board shall develop guidelines on investing in or withdrawing from countries where:

- the government has engaged in ongoing and systematic violation of human rights
- a government is illegitimate
- there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country
- Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts

SUPPORTING STATEMENT: Levi Strauss has successfully implemented a similar policy for several years. The company decides whether to do business in countries using criteria that include:

> "Human rights environment would allow us to conduct business activities in a manner that is consistent with the Global Sourcing and Operating Guidelines and other company policies."

> "Political, economic and social environment would protect the company's commercial interests and brand/corporate image."

EXHIBIT B

2 of 2 DOCUMENTS

2006 SEC No-Act. LEXIS 39

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 13, 2006

[*1] General Electric Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2005

The proposal requests that the board establish an independent committee to prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of outsourcing and offshoring work to other countries, and make the report available to shareholders.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

INQUIRY-1: Frederick B. Wade
ATTORNEY AT LAW

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-3111
FAX (608) 255-3358

December 23, 2005

Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission [*2]
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the IUE-CWA Employee's Pension Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the General Electric Company ("GE") that it may exclude the shareholder proposal of the IUE-CWA Employee's Pension Fund from its 2006 proxy materials. The Proposal asks "that the Board of Directors establish an independent committee to (1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries (outsourcing and offshoring) and (2) make copies available to shareholders upon request."

The staff has recently denied three requests for no-action letters with respect to shareholder proposals that are substantially identical to the one that GE has challenged here. General Electric Company (February 3, 2004); Sprint (February 5, 2004); and General Electric Company (January 19, 2000). These precedents demonstrate that the instant request should also be denied. [*3]

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). However, GE has failed to demonstrate that the instant Proposal differs in any significant respect from the three precedents that are cited above.

II. GE Has Failed to Demonstrate That the Proposal Involves Ordinary Business Operations Within the Meaning of Rule 14a-3(i)(7).

The Commission has determined that a shareholder proposal may not be excluded from a company's proxy statement in reliance on Rule 14a-8(i)(7), if it presents or raises "sufficiently significant social policy issues." Securities Exchange Act Release No. 34-40018 (May 21, 1998); See Securities Exchange Act Release No. 12999 (Nov. 22, 1976). As the Commission declared in adopting the 1998 Amendments to Rule 14a-8, a proposal that presents a "sufficiently significant social policy issue" is deemed to "transcend the day-to-day business matters," and is therefore considered to "be appropriate for a shareholder vote." Securities Exchange Act Release No. 34-40018 (May 21, 1998).

A. The Proposal is Focused on a Fundamental Business Strategy and Long-Term Goals of the Company

In [*4] this context, the Commission has taken the position since 1992 that proposals concerning "'fundamental business strategy, long-term goals and economic orientation . . . would not be considered ordinary business subject to the exclusion'" under both former Rule 14a-8(c)(7) and the current Rule 14a-8(i)(7). A. Goodman and J. Olson eds., SEC Proxy and Compensation Rules, Section 15.7[1] at p. 15-26 (Third edition, 2004 Supplement). The standard is quoted from the Commission's amicus curiae brief (No. 91-5087, p. 31) in *Roosevelt* v. *E.I. DuPont de Nemours & Company, 958 F. 2d 416 (D.C. Cir. 1992).*

In accord with the Commission's position, the Staff has recognized that "strategic business proposals . . . [are] beyond a company's ordinary business operations." SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p. 15-27. It has applied the same standard in denying the issuance of no-action letters when shareholder proposals have called for special reports. SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p. 15-46.

In the words of Goodman and Olson, the Staff has "precluded the exclusion of proposals calling for special [*5] reports on the grounds of ordinary business where they raise important policy issues." Id. Examples include General Motors Corporation (Mar. 4, 1996, proposal for a report on the company's involvement in ballistic missile defense), and as noted above, General Electric Company (Jan. 19, 2000), which involved a proposal for a report on certain risks arising from GE's globalization growth initiative).

The staff's denial of the requests for no-action letters in General Electric Company (February 3, 2004) and General Electric Company (Jan. 19, 2000) are particularly significant in the present context. The two proposals at issue in those cases, and the current proposal, are virtually identical insofar as they call for "a report evaluating the risk of damage to GE's brand name and reputation in the United States" as a result of the fundamental business strategy, long-term goals and economic orientation that GE has adopted with respect to outsourcing and offshoring, and for making copies of the report "available to shareholders upon request." Each is addressed to the same "'fundamental business strategy'" of outsourcing and offshoring that GE has been implementing since [*6] it embarked upon its "globalization initiative" prior to the Company's Annual Meeting in 2000.

For example, the Supporting Statement for the year 2000 Proposal refers to "GE's strategy of shifting production from the United States" to other nations, and notes that GE had already "cut more than 100,000 manufacturing jobs" in the United States "while opening up new operations in Mexico, Hungary and the Far East." It adds that "'GE is rapidly developing Mexico as a low-cost source of materials, parts, and services for its domestic units . . . .'"

The 2004 Proposal was addressed to GE's continuing implementation of the same fundamental business strategy with respect to "the outsourcing and offshoring of manufacturing and service work to other countries." The Statement of Support for that Proposal provides further evidence that the Proposal was addressed to that same business strategy by noting that GE had a target for outsourcing " $ 5 billion in contracts to Chinese vendors by 2005." It added that "GE is also attempting to outsource 70 percent of business processes," while sending "70 percent of outsourced processes offshore and giving 70 percent of offshore outsourced processes to [*7] India."

The 2006 Proposal is plainly addressed to the same fundamental business strategy with respect to outsourcing and offshoring. It adds a definition of outsourcing and offshoring by specifying that these strategic initiatives involve the "tendency to send manufacturing and service work to other countries." Moreover, the Statement of Support explicitly declares that the GE Board "should help shareholders evaluate the long-term risks and policy implications of the offshoring and outsourcing strategies the Company has chosen to pursue" (emphasis added).

In this context, the supporting statement points out that "GE continues to aggressively pursue business with China -- a noted violator of basic human rights - as a major strategic initiative" (emphasis added). It adds that "key GE products . . . goods by which the Company has developed its global reputation for decades, are increasingly manufactured or serviced in China."

Under these circumstances, the instant Proposal is plainly focused on matters of "'fundamental business strategy, long-term goals and economic orientation'" that are beyond the realm of ordinary business operations. It is squarely and explicitly addressed, [*8] as the Statement of Support makes clear, to "the long-term risks and policy implications of the offshoring and outsourcing strategies the Company has chosen to pursue."

Counsel for the Company attempts to circumvent the Commission's long-standing position that "strategic business proposals . . . [are] beyond a company's ordinary business operations" (See SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p. 15-27) by painting the proposal as one that is instead focused on "'an internal assessment of the [financial] risks or liabilities' that GE faces as part of its day-to-day operating decisions." See p. 4. However, contrary to this unfounded assertion, the Proposal and the Statement of Support do not call for any such "assessment of financial implications." See p. 3. Nor do they make any reference to an evaluation of potential "liabilities."

In the final analysis, the Proposal is focused on the risks that GE may be facing as a result of its "'fundamental business strategy, long-term goals and economic orientation.'" It is not concerned, as counsel suggests, with the "'risks or liabilities' that GE faces as part of its day-to-day operating decisions." See [*9] p. 4.

Counsel for the Company also attempts to portray the Proposal as one that is focused on the "day-to-day" decisions that GE makes with respect to "employee relations" and "'management of the workforce.'" See pp. 4-5. But that portrayal also is misplaced, because the Proposal has nothing to do with day-to-day "workforce management decisions." As noted above, it is focused on an aspect of GE's "'fundamental business strategy, long-term goals and economic orientation,'" and as such, is beyond the realm of ordinary business matters. See SEC Proxy and Compensation Rules, supra, Section 15.7[1] at p. 15-26

B. The Proposal is Focused on the Risk of Damage to GE's Brand Name and Reputation in the U.S.

In the alternative, we submit that the Proposal's focus on "the risk of damage to GE's brand name and reputation in the United States" is sufficient, in and of itself, to present a business strategy issue that is appropriate for a shareholder vote. In this context, the Statement of Support declares that "GE's brand name may be its most important asset" and adds that "'reputation, once lost, is extremely difficult to reclaim.'"

It is evident that a serious threat to the Company's [*10] "brand name and reputation in the United States" would, by definition, be a matter that transcends "the day-to-day business matters." In fact, it has been estimated, as the supporting statement notes, that "'the value of a company's reputation may be as much as 40% of its total market value.'" With more than 10 billion shares of common stock, and a market price of about $ 36 per share as this is written, it appears that GE's reputation is a corporate asset that is worth as much as $ 140 billion.

The preservation of a $ 140 billion asset is clearly a matter of strategic importance. It is also material, because a reasonable shareholder might consider the potential impairment of GE's brand name and reputation in the U.S. to be an important factor in deciding to buy, sell or hold the Company's stock.

In this context, the Statement of Support points out that GE is vulnerable to consumer disaffection in the U.S. because the U.S. "is the source of 60 percent of total company revenues." It also notes that "Americans are . . . sensitive to the exodus of jobs," and cites predictions that there will be "a backlash against the outsourcing of white-collar jobs." Under these circumstances, it [*11] should again be evident that the Proposal is addressed to the "fundamental business strategy, long-term goals and economic orientation" of the Company.

In addition to the staff's two prior denials of no-action letters in General Electric Company (February 3, 2004) and General Electric Company (Jan. 19, 2000), there are at least two precedents for denying no-action letters with respect to a proposed report on the risk of damage to a company's reputation. In each of those cases, the staff's response reflects that the proposal called for a report on the impact of certain business strategies "on the environment, human rights and risk to the company's reputation" (emphasis added) Morgan Stanley Dean Witter & Co. (Jan. 11, 1999), Merrill Lynch & Co. (Feb. 25, 2000). The staff found, in each case, that "the proposal raises significant policy issues that are beyond the ordinary business operations" of the companies involved.

Under these circumstances, we submit that GE has failed to demonstrate that it is "entitled to exclude" the Proposal from its proxy materials. Instead, we submit that GE's business strategy of shifting jobs from the United States to other countries, [*12] and the associated risk of damage to its brand name and reputation, are sufficient to demonstrate the existence of a significant issue of policy that transcends day-to-day business operations.

C. The Proposal Concerns an Issue That is the Subject of Widespread Public Debate and an Increasing Recognition That Significant Policy Issues Are Involved

A third method for determining the existence of a significant policy issue that transcends ordinary business operations is to ask whether the proposal deals with an issue that is the subject of widespread public debate. The staff has repeatedly employed this analysis in denying company requests for no-action letters.

In 2003, for example, the staff denied requests for no action letters with respect to proposals that concerned the impact of non-audit services on auditor independence. See e.g. Exxon Mobil Corporation (Mar. 11, 2003) and Verizon Communications Inc. (Jan. 23, 2003). In each of the cited cases, the staff denied requests for no action letters "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy [*13] issues . . . ."

The staff has also employed this test in a number of other contexts in denying company requests for no-action letters. These include the proposal dealing with the conversion of traditional defined benefit pension plans to cash-balance pension plans in International Business Machines Corporation (Feb. 16, 2000), the proposals concerning analyst independence that were at issue in J.P. Morgan Chase & Co. (Jan. 21, 2002) and The Goldman Sachs Group, Inc. (Jan. 15, 2002), and a proposal concerning option repricing that was the subject of General DataComm Industries, Inc. (Dec. 9, 1998).

In this context, there has been an avalanche of newspaper and magazine articles, studies by consultants and academics, and media reports that deal with the implications of "outsourcing" and "offshoring." A recent Google search for the term, "outsourcing," yielded 73,800,000 results (December 22, 2005). A same day search for the term, "offshoring," resulted in 3,920,000 hits.

The "public debate" about "outsourcing" and "offshoring" is so widespread and voluminous that it would be impractical to attempt to identify the persons who have participated in the debate, and to [*14] summarize the views they have expressed, in this response. However, a few examples should serve to illustrate the existence of "widespread public debate" on the topics of outsourcing and offshoring and indicate that there is an increasing recognition that these topics present significant policy issues, both for American corporations and for the society in which they exist.

Lou Dobbs Tonight is a television news program that has presented a hard-hitting series of special reports, over a period of years, that is called "Exporting America." As host Lou Dobbs declared during one of those reports, corporations "are sending American jobs overseas at such a rapid rate that this country's economy is facing a crisis of historic proportions." (Lou Dobbs Tonight, Sept. 22, 2003).

In this context, Forrester Research Inc. has predicted that American corporations will shift at least 3.3 million white-collar jobs from the United States to other low-cost nations by 2015. The Atlanta Journal-Constitution (Aug. 27, 2003). Gartner Inc., another research firm, has estimated that half a million IT jobs, "roughly 1 in 20 - will go abroad. The Christian Science Monitor (July 29, 2003). [*15] In addition, a recent study at the University of California-Berkeley estimated that "as many as 14 million jobs are at risk" of being exported, a figure that translates to "11 percent of the [entire] U.S. work force." (Lou Dobbs Tonight, Oct. 30, 2003).

Last year, C-Span broadcast a Brookings Institution debate concerning U.S. Trade Policy, which focused on the unprecedented trends toward the outsourcing and offshoring of American jobs. (January 6, 2004). Each of the panelists agreed that these trends have implications that are ominous.

Paul Craig Roberts was the most explicit of the C-Span panelists. He declared that the outsourcing and offshoring of American jobs will cause a fall in average wages in the United States, a collapse of the "ladder of upward mobility," and a reduction in the American standard of living. He concluded, "I expect the United States to become a third world nation in twenty years."

As columnist Bob Herbert put it, writing in the New York Times, "there is no disputing the direction of the trend, or the fact that it is accelerating" (Dec. 29, 2003). He adds that, if the exportation of American jobs continues unchecked, it "will eventually mean economic [*16] suicide for hundreds of thousands, if not millions, of American families" Id.

According to Mr. Herbert, outsourcing and offshoring, and the economic and social implications of these trends, "should be among the hottest topics of our national conversation" The New York Times (Dec. 29, 2003). And, while the examples cited above may be brief and anecdotal, we believe that they are indicative of the "increasing recognition" that the trends toward outsourcing and offshoring present significant issues of policy that transcend ordinary business operations.

D. Staff Legal Bulletin No. 14C Does Not Require Omission of the Instant Proposal

1. Staff Legal Bulletin No. 14C Does Not Apply to the Instant Proposal

Staff Legal Bulletin No. 14C ("SLB 14C') does not purport to change in the Commission's long-standing policy that proposals that focus on "'fundamental business strategy, long-term goals and economic orientation'" are permissible, while those that focus on "day-to-day operations" are not. Accordingly, for the reasons stated above, the instant Proposal is plainly permissible as one that transcends "day-to-day business matters."

SLB 14C does state that the Staff will concur with [*17] certain company requests for no-action letters to the extent that a proposal and supporting statement focus on "an internal assessment of the risks and liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health" (emphasis added). However, the instant Proposal does not address any operations that may adversely affect the environment or the publics health" (emphasis added). In addition, contrary to the assertion of Company counsel (See pp. 3-4), it does not call for the kind of "internal assessment" that is contemplated by SLB 14C.

On the latter point, the Proposal expressly calls for an evaluation by an "independent committee." This implies an "external," as distinguished from an "internal," evaluation of the risks that are specified.

In the case of the Exxon Mobil proposal that SLB 14C cites as an example of a permissible proposal, the proponent asked that "the independent directors of the Board prepare" the requested report (emphasis added). In the instant case, the Proposal calls for a report that could be prepared, not only by directors who are "external" in the sense of being "independent," [*18] but also by other independent persons who would be even more "external" to the Company than the "independent directors." In contrast, in the case of the Xcel Energy proposal that SLB 14C cites as subject to exclusion under Rule 14a-8(i)(7), it appears that the proposed evaluation was to be "internal," because it was likely that the entire Board of Directors would delegate the proposed assessment to the same company personnel who were responsible for day-to-day operations, and who were already engaging in the kinds of assessments that the proposal sought as part of their day-to-day activities.

2. SLB 14C Does Not Call for the Exclusion of Proposals Merely Because They May Refer to an "Evaluation of Risk"

Counsel for the Company appears to argue (p. 4) that SLB 14C requires the omission of any shareholder proposal that makes reference to an "evaluation of risk." However, this claim is belied by the Exxon Mobil example that SLB 14C cites as permissible.

The Staff decided that the Exxon Mobil proposal was permissible, despite the fact that it called for a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The [*19] proposed report necessarily called for an "evaluation" or "assessment" of potential harm, and counsel for Exxon Mobil argued to the Staff, in a manner similar to that of the attorney for GE here, that "proposals regarding the evaluation of risks and benefits are matters of ordinary business."

The Staff was "unable to concur." Exxon Mobil Corp. (Mar. 18, 2005). In denying Exxon Mobil's request for a no-action letter, the Staff appears to have agreed with either or both of the following responses on behalf of the proponent: (1) that the proposal had presented "a significant issue" of social policy with respect to the impact of Exxon Mobil's operations on biodiversity; and/or (2) that the proposal requested "a report on the potential environmental damage that would be caused by operations . . . in general," as distinguished from "a review of the potential environmental damage posed by operations in every single site mentioned in the Resolved clause." (emphasis in original).

Under these circumstances, it is evident that SLB 14C does not stand for the proposition that any reference to an "evaluation of risk" in a proposal or supporting statement will trump the existence of a [*20] significant issue of social policy. If the Staff is persuaded that the instant Proposal is focused on "'fundamental business strategy, long-term goals and economic orientation,'" the Proposal is plainly permissible as one that transcends "day-to-day business matters" and is therefore "appropriate for a shareholder vote." See Securities Exchange Act Release No. 34-40018 (May 21, 1998).

3. It Would Elevate Form Over Substance to Hold That the Instant Proposal May be Excluded

It would elevate form over substance for the Staff to conclude that "a report on the potential damage to GE's brand name and reputation" would be permissible in accord with the Exxon Mobil example that is set forth in SLB 14C, but that "a report evaluating the risk" of such damage is not. Such a substitution of the language that the Staff found permissible in Exxon Mobil, for the language that now calls for "a report evaluating the risk of damage to GE's brand name and reputation in the United States," would not make one iota of change in the substance of the Proposal.

In this context, it is evident that the word "potential" in the Exxon Mobil proposal, and the phrase "evaluating the risk" in the present Proposal, [*21] have an identical purpose or function in the contexts they are used. That purpose is to qualify the meaning of the word "damage," in order to avoid an assertion that "damage" actually exists, when one purpose of the requested reports would be to determine whether, and to what extent, such damage may be a reality.

4. SLB 14C Reaffirms the Traditional Standard

In the final analysis, SLB 14C explicitly reaffirms the traditional standard that the Staff has applied in determining whether a proposal may raise "sufficiently significant social issues" to place the proposal outside the realm of "ordinary business matters." Indeed, it explicitly states, "the fact that a proposal relates [in some way] to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials." SLB 14C concludes that, "as the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters."

E. The Precedents Cited By GE are Misplaced

Counsel [*22] for GE cites a number of no-action letters in which the Staff permitted the exclusion of shareholder proposals on the ground that they involved an "evaluation of risks" in one form or another (See pp. 3-4), or related to "workforce management decisions" (See p. 5). However, all of those citations appear to beg the question of whether the proposals involved presented a significant issue of social policy that was sufficient to transcend the realm of ordinary business matters.

Under these circumstances, we submit that GE has failed to address the salient issue. That issue is the question of whether the Proposal, like its predecessors which were found permissible in General Electric Company (February 3, 2004) and General Electric Company (January 19, 2000), has presented a significant issue of social policy that is sufficient to transcend the realm of "day-to-day business matters" in accord with the policy that the Commission adopted in Securities Exchange Act Release No. 34-40018 (May 21, 1998).

III. Conclusion

For the reasons set forth above, GE has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials [*23] (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

INQUIRY-2: GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

December 9, 2005

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company; Shareowner Proposal of the IUE-CWA Employees Pension Fund Securities Exchange Act of 1934 -- Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting [*24] of Shareowners (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the IUE-CWA Employees Pension Fund (the "Proponent"). The Proposal requests that GE's Board of Directors establish an independent committee to prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of GE's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because the

Proposal pertains to GE's ordinary business operations.

THE PROPOSAL

The Proposal states:

Resolved: The Stockholders request that the Board of Directors establish an independent committee to: 1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United [*25] States as a result of the growing tendency to send manufacturing and service work to other countries (outsourcing and offshoring) and 2) make copies available to shareholders upon request.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to GE's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Securities and Exchange Commission's ("Commission") release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that, "In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement [*26] was made specifically with respect to proposals that address environmental or public health issues, we understand that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareowner oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within [*27] the ordinary business of the issuer. *See Release No. 34-20091* (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

For the reasons addressed below, the Proposal relates to GE's ordinary business operations for two reasons: (a) the Proposal and supporting statement request that GE engage in an internal assessment of the risks or liabilities that the company faces as a result of its operations, and (b) the Proposal seeks a report on management of the workforce. In well-established precedent, the Staff has concurred that each of the foregoing two aspects of similar proposals have implicated ordinary business matters, and therefore that the proposals have been excludable under Rule 14a-8(i)(7).

A. The Proposal and Supporting Statement Focus on GE Engaging in an Internal Assessment of the Risks or Liabilities That GE Faces as a Result of Its Operations.

The Proposal requests the Board of Directors to prepare a report evaluating "the risk of damage [*28] to GE's brand name and reputation" as a result of decisions to "send manufacturing and service work to other countries," and refers to GE's name and reputation as "its most important asset." In other words, the Proposal is seeking an assessment of the financial risks arising from GE's workforce and employment decisions, which are fundamental tasks in management's obligation to run GE on a day-to-day basis.

It is well established that shareowner proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Company* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a shareowner proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation under Rule 14a-8(i)(7) because it related to the company's ordinary business operations *(i.e.,* evaluation of risks and liabilities). Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company [*29] could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk."

Similarly, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board of directors to report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits. *See also The Dow Chemical Company* (avail. Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an evaluation of risks and liabilities); [*30] *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Feb. 5, 2003) (concurring with the exclusion of proposals requesting a report disclosing "the economic risks associated with the Company's past, present and future emissions" of various greenhouse gases, and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities"); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including an estimate of "worst case financial exposure due to environmental issues for the next ten years"); *The Mead Corporation* (avail. Jan. 31, 2001) (excluding a proposal related to a request for an economic or financial report of the company's environmental risks).

The Staff has confirmed its position on this type of proposal in SLB 14C. There, the Staff stated "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the [*31] proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

As with the letters addressed in SLB 14C and the no-action letters cited above, in requesting a report "evaluating the risk of damage to GE's brand name and reputation," the Proposal focuses on "an internal assessment of the risks or liabilities" that GE faces as part of its day-to-day operating decisions. Thus, the Proposal addresses GE's ordinary business operations, and is excludable under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.

The Proposal's request for a report evaluating risks "as a result of the growing tendency to send manufacturing and service work to other countries (outsourcing and offshoring)," to the extent it encompasses those practices at GE, addresses precisely the type of "management of the workforce, such as the hiring, promotion, and termination of employees" that the Commission identified in the 1998 Release as relating to ordinary business operations. Decisions regarding the location of employees and sourcing of goods implicate the type of fundamental and complex matters that are not proper [*32] for shareowner proposals because they involve tasks that are fundamental to management's ability to run GE on a day-to-day basis and delve too deeply into the complex operations of GE. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) concurring that proposals addressing management of the workforce -- including outsourcing -- constitute ordinary business matters.

Most recently, the Staff concurred that seven identical proposals could be excluded on Rule 14a-8(i)(7) grounds, where the proposals related to the companies' management of their workforce. *See Boeing Co.* (avail. Feb. 25, 2005); *Citigroup Inc.* (avail. Feb. 4, 2005); *Mattel, Inc.* (avail. Feb. 4, 2005); *SBC Communications Inc.* (avail. Feb. 4, 2005); *Capital One Financial Corp.* (avail. Feb. 3, 2005); *Fluor Corp.* (avail. Feb. 3, 2005); *General Electric Co.* (avail. Feb. 3, 2005). Those proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* [*33] Mar. 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), on the grounds that it related to "employment decisions and employee relations." The Staff has in other circumstances concurred that decisions relating to the selection of employees to fill positions implicates a company's ordinary business. *See, e.g., Merck & Co. Inc.* (avail. Mar. 7, 2002) (proposal requesting the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct was excludable as relating to management of the workforce); *Intel Corp.* (avail. Mar. 18, 1999) (proposal recommending that the board implement an "Employee Bill of Rights" was excludable as relating to management of the workforce).

As with each of the precedents cited above, the Proposal and its supporting statement address exactly the same issue: workforce management decisions. Although the Proposal does not directly refer to the "loss [*34] of jobs" in the United States, the supporting statement asserts that outsourcing jobs to China "has 'a cannibalizing effect on American manufacturing.' *[Detroit Free Press,* 10/12/2005]" and states that "two in three Americans think that job losses to China are a 'serious issue,' [Greenberg Quinlan Rosner Research, 2003]." The supporting statement also asserts that "Offshoring and outsourcing also affect the morale of employees who remain in U.S. operations . . . . GE's U.S. workers are now in direct competition with its workers in China and other countries . . . ." As discussed above, in SLB 14C the Staff confirmed that, "In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." The foregoing quotes from the Proposal's supporting statement make clear that, taken as a whole, the Proposal and the supporting statement are focused on the issue of job loss, employment decisions and employee relations. Thus, following the precedents cited above, we believe that the Proposal properly may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur [*35] in our conclusion.

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the [*36] proposal related to ordinary business matters -- *i.e.,* the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, while we are aware that the Staff has, in some instances, determined that proposals addressing the offshore relocation of jobs are not excludable under Rule 14a-8(i)(7), *see General Electric Company* (avail. Feb. 3, 2004) and *Sprint Corp.* (avail. Dec. 29, [*37] 2003), we do not believe that it is necessary to consider whether the Proposal may also touch upon significant policy issues, since the Proposal here addresses ordinary business issues: an internal assessment of the risks or liabilities that GE faces as a result of its operations, and job loss and employee relations issues that arise as a result of management of the workforce. Thus, regardless of whether aspects of the Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because it also addresses ordinary business matters within the scope of Rule 14a-8(i)(7). In this respect, the recent *IBM* letter again is directly on point. As noted above, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal addressing both job loss and the possible transfer of work to "lower wage countries" was deemed excludable because the issue of job loss relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding assessments of [*38] risks and workforce management decisions, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from GE's 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives [*39] any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ATTACHMENT-1

IUE-CWA
Industrial Division

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1228
202/434-1250 FAX

www.iue-cwa.org

November 3, 2005

VIA Fax & Mail

Mr. Benjamin W. Heineman, Jr.
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Heineman:

Re: Submission of Shareholder Proposal

On behalf of the IUE-CWA Employees Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting [*40] of shareholders in 2006. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of General Electric common stock with market value in excess of $ 2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own General Electric common stock through the date of the Company's 2006 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at 202-434-9515.

Sincerely,

Jim Clark
President

ATTACHMENT-2

Shareholder Proposal

Resolved: The Stockholders request that the Board of Directors establish an independent committee to: 1) prepare a report evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries (outsourcing and offshoring) and 2) make copies available to shareholders upon request.

Statement of Support

According [*41] to its 2003 "Letter to Stakeholders," GE "must set high standards for behavior everywhere." Yet, GE continues to aggressively pursue business with China -- a noted violator of basic human rights -- as a major strategic initiative.

GE China has 12,000 employees, $ 1.5 billion in investment, nearly $ 5 billion in revenues as well as vendor contracts.

Key GE products -- appliances, light bulbs, electrical goods, medical instruments, aircraft engine parts -- goods by which the Company has developed its global reputation for decades, are increasingly manufactured or serviced in China.

Yet, China is a country where employees are persecuted for seeking to exercise internationally recognized human rights, such as freedom of association and the right to collective bargaining. This repression has contributed to artificially low prices of Chinese goods in global markets, and American producers of goods and services increasingly have to match this "China price" to keep their customers. According to the economist Thomas Palley, this China price has "a cannibalizing effect on American manufacturing." *[Detroit Free Press,* 10/12/2005] It is forcing down compensation for American workers, [*42] widening the income divide in the U.S., and destroying communities. [See U.S.-China Economic and Security Review Commission, 1/11/2005].

The outsourcing and offshoring of manufacturing and service work may be profitable in the short term, but in our view may have significant long-term consequences. The shift of production to low-wage countries in general, and to China in particular, has generated negative press stories in the U.S. [Knight Ridder news service, 11/10/03; *Union Leader,* 10/26/03] Two in three Americans think that job losses to China area "serious issue," [Greenberg Quinlan Rosner Research, 2003]

GE appears to be increasing vulnerable to consumer disaffection in the U.S. *[Financial Times,* 11/29/2004] A backlash against outsourcing and offshoring could jeopardize political support for globalization, one of GE's five "elements of growth."

GE's brand name may be its most important asset. For Harris Interactive, "the value of a company's reputation may be as much as 40% of its total market value." [http://www.harrisinteractive.com/pop_up/rq/benefits.asp] Company reputations affect consumer purchases. And "reputation, once lost, is extremely difficult to [*43] reclaim." *[Wall Street Journal,* 2/7/01]

Offshoring and outsourcing also affect the morale of employees who remain in U.S. operations. *[CIO Magazine,* 9/1/03] GE's U.S. workers are now in direct competition with its workers in China and other countries where the exercise of labor rights is discouraged.

GE sends manufacturing and service work abroad. It uses foreign contractors. Its foreign operations are becoming vendors to other companies. We believe the Board should help shareholders evaluate the long-term risks and policy implications of the offshoring and outsourcing strategies the Company has chosen to pursue.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsGeneral OverviewCriminal Law & ProcedureAppealsReviewabilityPreservation for ReviewGeneral OverviewTortsIntentional TortsConversionElements

EXHIBIT C

1 of 2 DOCUMENTS

2005 SEC No-Act. LEXIS 255

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 23, 2005

[*1] The Dow Chemical Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 4, 2005

The proposal requests that management prepare a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere.

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7), as relating to Dow Chemical's ordinary business operations (i.e., evaluation of risks and liabilities). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dow Chemical relies.

Sincerely,

Sara D. Kalin
Attorney-Advisor

INQUIRY-1: **SANFORD J. LEWIS, ATTORNEY**
PO Box 231
Amherst, MA 01004-0231

413 549-7333 ph.
781 207-7895 fax
sandfordlewis@strategiccounsel.net
[*2]
February 7, 2005

Securities Exchange Act of 1934 -- Section 14(a), Rule 14a-8

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal)

On Behalf of The Church of the Bretheren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust

Dear Sir/Madam:

The Church of the Bretheren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana, and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust ("Proponents") are beneficial owner of common stock of Dow Chemical Company who has submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Company"). We have been asked by the proponent to respond to the letter dated January 5, 2005, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the [*3] Company's 2005 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2005 proxy statement and that it is not excludable by virtue of those rules.

BACKGROUND

In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened nearly twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, close to 150,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common [*4] symptoms among survivors.

There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The environmental contamination of the site -- much of it created prior to the chemical disaster, has rendered the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent chemicals and solvents, and chlorinated chemicals. Although a portion of the residents have access to overhead tanks of clean water, many of the nearly 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health [*5] of the city of Bhopal remains devastated by the chemical disaster.

The case has been subject to litigation -- some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the survivors was settled for $ 470 million in 1989. A civil suit for remediation of the ongoing contamination was filed in the United States against Union Carbide and former CEO Warren Anderson, and is currently pending in the New York District Court for the Southern District of New York. *Bano v. Union Carbide.* After part of the case was dismissed in by the US Court of Appeals 2d Cir. (Docket No. 03-7416, March 17, 2004) the current litigation currently focuses on the claims for property damages and for remediation of soil and groundwater in the vicinity of the Bhopal site. However, the Appellate Court also invited the government of India to weigh in as to whether it would be appropriate for the US District Court to hear claims relative to the onsite remediation of the Bhopal plant site, and left open the prospect of reopening the onsite remediation case in the District Court based on any such correspondence. In India, this has been interpreted as [*6] an invitation by the U.S. Circuit Court of Appeals for the Indian government to urge the court to issue relief in the case. On June 28, 2004 the government of India wrote to the New York District Court urging that they issue such relief as the deem appropriate, including requirements, for Union Carbide to engage in remediation of the Bhopal site. The letter noted that it was the law of India that Union Carbide should be liable pursuant to the polluter pays principle, and that if the court ordered remediation the government of India would monitor and supervise such remediation efforts consistent with India's standards.

The District Court has not yet ruled on plaintiffs' motions to renew the litigation of the onsite remediation issues.

Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson.

The "Reputation Management" Challenge of Bhopal [*7] for Dow Chemical

In the aftermath of the Bhopal disaster, the chemical industry as a whole instituted a reputation management program known as Responsible Care to distance itself and its reputation from the Bhopal disaster. Dow's own ethics web page notes that the Chemical Industry adopted the Responsible Care program as a public relations response to the Bhopal disaster. www.dowethics.com/r/environment/care_info.html. A more detailed description of this history appeared in Chemical and Engineering News at pubs.acs.org/hotartcl/cenear/980112/responsible.html

Since the purchase of Union Carbide, Dow has been subjected to escalating public scrutiny, reproach and demands for action -- having taken on the enormous reputation management challenges associated with the legacy of the Bhopal disaster. With its acquisition of Union Carbide, scrutiny and public rebuke associated with the disaster has landed on Dow's doorsteps with a vengeance. For example:

. Survivors of the Bhopal disaster and their representatives engaged in a dialogue with the management of Dow shortly after the acquisition of Union Carbide. The upshot of the discussion, which revolved around specific topics of possible [*8] humanitarian relief for the community, was that after Dow Chemical's CEO was replaced, the new CEO brought the discussions to a disappointing standstill. With growing dissatisfaction of the survivors to the responsiveness of Dow management, the protests have escalated rather than subsided.

. Protests in 2003 occurred at Dow facilities worldwide, including the first organized student protest of Dow Chemical since Vietnam, with 25 American campuses and a total of 65 activities worldwide in December 2003, the 19th anniversary of the Bhopal disaster - a protest against Dow and for justice in Bhopal.

. Survivors appeared at the 2003 Dow Chemical shareholder meeting, where the management repeatedly stated that there was nothing the Company could do to answer the victims' pleas for help -- since it had neither liability nor responsibility for the prior disaster nor its continuing aftereffects.

. A large coalition of organizations met in Bhopal in January 2004 and announced an escalating campaign against Dow in the coming months, building toward the 20th anniversary of the Bhopal disaster in December 2004.

. On July 18, 2003, eighteen members of Congress sent a letter to Dow management [*9] urging the Company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

. In October 2004, eight members of Congress files a resolution expressing the commitment of Congress to work with the Indian government to ensure that Union Carbide provides environmental and medical rehabilitation in Bhopal and is held responsible for its actions.

. In December 2004, the 20th anniversary of the Bhopal chemical disaster, worldwide protest erupted:

. At least three documentary films were released and screened worldwide, highlighting the roles of both Union Carbide and Dow Chemical in preventing a fair outcome from being achieved in Bhopal with regard to the plight of survivors.

. The Indian Government announced in December 2004 that it has asked an Indian company to carry out an assessment of the site to determine the extent of the problem. [*10] In warehouses at the site, broken bags of poisonous materials litter the floor, while deposits of mercury inch across its rusting infrastructure. There are an estimated 25,000 tons of toxic wastes at the site.

. A new book was published, "Trespass Against Us: Dow Chemical and the Toxic Century" highlighting the role of Dow Chemical in numerous chemical issues, including its ongoing resistance to resolution of issues associated with the Bhopal disaster.

. In April 2004 Bhopal survivors who have been pressing a protest movement demanding responses by Dow to meet the needs for the survivors received the prestigious Goldman Environmental Award for Asia -- an award for advocacy on human rights and the environment.

. There was massive press and NGO activity surrounding the Bhopal anniversary and Global Day of Action in December 2004. There were 176 events in Asia, 4 in Africa, 44 in Europe, 9 in Latin America, and 84 in North America. This included 70 college campuses.

. So far, four campuses have organized "Divest from Dow" campaigns built on the company's role in Bhopal. At many campuses, students held educational events using one of three different documentaries that were released [*11] around the Bhopal Anniversary.

. Over 200 print articles were published worldwide, with major press coverage by BBC and CNN during several days of coverage.

. Amnesty International published a new report on the disaster, entitled "Clouds of Injustice," which garnered added press coverage.

. Several days after the Bhopal anniversary, the European Parliament passed a non-binding resolution calling on the Indian government and Union Carbide to address the lingering public health and environmental issues in Bhopal.

. Also in December 2004, the prominent UK-based, SustainAbility, which bills itself as "the world's leading business consultancy on corporate responsibility and sustainable development" asserted Bhopal as a demonstration of the need for a corporation like Dow Chemical to address its moral obligations regardless of its legal liability or the outcomes of litigation. Sustainability wrote in its report "The Changing Landscape of Liability: A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability" that:

> We define legal liability as an obligation under local, national or international regulation or law. And 'moral liability' as developing [*12] when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.
>
> 'Moral liability' may also affect a company's licence to operate, which depends increasingly on compliance with stakeholder expectations rather than merely with the law.
>
> We see increasing convergence between these two forms of liability as corporations come under scrutiny in both the courts of law and in the court of public opinion.
>
> We also conclude that moral liability' is growing in its potential to adversely impact businesses that are still focusing exclusively on strict legal compliance.
>
> Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners, customers, suppliers, politicians and even its own staff. Dow's position is simple and may -- or may not -- be well founded in law, but -- in light of new interpretations of moral liability -- probably unsustainable.
>
> ***
>
> Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims. The medical follow-up has [*13] been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site.
>
> The Indian government has much to answer for in the continuing crisis in Bhopal. But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how **hidden liabilities can and will emerge to threaten reputations and licence to operate.**

. In January, 2005 Russell Mokhiber and Robert Weissman of AlterNet.com ranked Dow as one of the 10 Worst Corporations of the Year specifically citing the current issues surrounding the Bhopal disaster. In particular, they drew attention to the continuing health problems of Bhopal residents, the worldwide demonstrations, and the ongoing litigation. See, http://www.alternet.org/story/21088/

. In January 2005 the Dow Chemical company was again in the spotlight as a target of simultaneous protests at the world economic forum in Davos, Switzerland and the World Social Forum in Porto Allegre, Brazil. In Davos, the organization Public Eye on Davos gave [*14] the international "award" for "failing to respect human rights" to Dow Chemical. The awards are for "winning" corporations chosen as "model cases for all the corporate groups that have excelled in socially and environmentally irresponsible behaviour. They reveal the negative impacts of economic globalisation," said a statement from the Public Eye Awards organisers. The Dow award was granted for refusing to assume accountability for the persistent, long-term effects of the Bhopal disaster, considered the worst industrial disaster in world history.

The Wall Street financial firm Innovest Strategic Value Advisors wrote in its February 2004 report, *Dow Chemical: Risks for Investors* that "The Bhopal disaster is an ongoing concern with significant potential to harm the company's reputation or pose material liabilities, as well as constrain investment in Asia. ... The $ 2.18 trillion market currently under SRI management world-wide may remove Dow as a potential investment as a result of these controversies. Dow management has flatly claimed that it has no liability associated with these matters, but our review indicates that it appears to have settled on an inadequate strategy [*15] to address the issue prior to merging with Union Carbide."

In short, the Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone that is just about finished in the courts, and then will be entirely a matter of the distant past, in reality Bhopal remains one of the most significant public policy issues facing the Company.

While the ongoing litigation over the issue is part of this policy challenge, the scope of the policy challenge to the Company far exceeds the litigation. Consequently, the resolution filed by a group of three religious shareholder organizations speaks to this multitude of significant policy issues and asks the Company "to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere."

ANALYSIS

1. THE RESOLUTION [*16] DOES NOT ADDRESS ORDINARY BUSINESS BUT RATHER FOCUSES ON PROFOUND PUBLIC ISSUES FACING THE COMPANY.

The Company asserts that the resolution relates to the ordinary business of the corporation, either because it improperly seeks a report on the Company's financial risks and business operations and/or because the proposal implicates the Company's litigation strategy.

Examination of the matter at hand demonstrates, however, that the resolution neither requests an improper assessment of the Company's financial risks and business operations, nor does it call for reporting or action on existing litigation. Instead, the resolution asks the Company to report on a major public controversy facing the corporation. n1

n1 For the record, the shareholder resolution which the proponents submitted last year also contained the language of the current resolved clause regarding impacts on the company in the supporting statement.

In order for a shareholder proposal to be excludable under Rule 14a-8(i)(7), the proposal must not only relate to a matter of ordinary company business, but it must also fail to focus on a significant policy issue. As explained in the Commission's most recent interpretive [*17] release on the matter:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring,

promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be [*18] appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. . . .

Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations.

Interpretive Release 34-40018 (May 21, 1998)

It is evident from the Interpretive Release that there are two prongs to the analysis 1) subject matter and 2) level of detail. Looking first to the subject matter inquiry, it is important to observe that even if the proposal relates to the day-to-day operations of the company, it is still permissible if it focuses on sufficiently significant policy issues. Similarly with the second inquiry, the proposal is permissible if the level [*19] of detail it seeks is "reasonable" and "involve(s) significant policy issues."

What is thereby apparent from the Interpretive Release is that that the fundamental consideration is whether the proposal focuses on and involves a significant policy issue. If the subject matter and the level of detail are sufficiently linked to the significant policy issue, the company cannot exclude it. Thus even though a proposal may relate to day-to-day tasks of the company and probe into those matters with some detail, as long as the proposal focuses in a reasonable fashion on a sufficiently significant policy issue it is permissible under the Commission's Interpretive Release and Rule 14a-8(i)(7).

A. The moral and reputational burdens of the Bhopal chemical disaster are a major policy issue facing the Company.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company, 958 F.2d 416,* (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426.* [*20] Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or long term goals.'" *Id. at 427.*

As is discussed in depth above, it is evident that the Bhopal chemical disaster and its legacy issues today are a major policy issue facing the Company. Not only did the environmental disaster take thousands of lives and affect tens of thousands for decades to follow, but the tragedy captured the attention of the world and has held it for decades. The ongoing difficulties faced by the Bhopal survivors has resulted in potentially costly litigation for the Company, worldwide demonstrations, action from members of the U.S. Congress, and serious questions from the investment community. As these facts demonstrate clearly, the subject of Bhopal is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the Company.

B. The Proposal does not call for an improper assessment of the Company's financial risks and business operations.

While there have been occasions when the Staff has concluded that resolutions [*21] that address certain kinds of risk in an overly detailed fashion, our Proposal does not direct itself to the kind of risks issues rejected in other shareholder resolutions. In this instance, the resolution requests a report "describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere."

The fact that the resolution may arguably to some degree require assessment of economic impacts on the company does not make the resolution excludable. In *Unocal Corp.* (March 5, 1997) and (April 3, 1998) resolutions requested that the company's Board of Directors appoint a committee of outside directors to issue a report on the "actual and potential economic and public relations cost to Unocal of opposition to its business in Burma." *Id.* These resolutions were not deemed to constitute excludible "ordinary business" by the staff.

Those resolutions included some detailed requirements, including the actual and potential benefits of continuing to do business in Burma as well as the costs to Unocal of

> "1. the growing boycott of Unocal products by consumers, including [*22] cities and states"
>
> "2. the increasing lobbying by Unocal of federal and local legislatures and governments"
>
> "3. litigation filed against Unocal:"

The Proposal is analogous to the *Unocal* resolutions in that proponents are asking for a report that evaluates the impact of a significant issue on the reputation and finances of the Company. As with the *Unocal* resolution, our resolution also encompasses a significant-policy issue and does not require a level of detail that constitutes ordinary business.

The current proposal is also similar to Occidental Petroleum Corp. (March 6, 2000). A shareholder proposal, which mandates that this company's board of directors hire an independent firm to prepare a risk analysis report on the long-term impact on profitability and stock price due to the U'wa tribe's threat of mass suicide if Occidental drills on U'wa territory, may not be omitted from the company's proxy material under rule 14a-8(i)(3), (i)(5) or (i)(7).

In *Occidental Petroleum Corp.* (February 2, 2001) the resolution expressly called for "a report on the **financial and legal risks and liabilities** of the company's operations in Northeastern Colombia." (Emphasis [*23] added.) In *Wal-Mart* (March 14, 2003) the shareholder proposal requested that the company's board review the company's policies for food products containing genetically engineered ingredients and **report to shareholders on the risks, financial costs, benefits** and environmental impacts of using these ingredients in items sold or manufactured by the company. (Emphasis added). In *Phillips Petroleum Co.* (March 13, 2002) the proposal requested that the company's board of directors prepare a report on the potential environmental damage that would result from the company drilling for oil and gas in the coastal plain of the Arctic National Wildlife Refuge, including the **financial costs of the plan and the expected return.**

Those cases, like the present resolution, provided examples of a generalized request for financial and economic information. These cases did not require a particular accounting, methodology, or level of detail. Rather, they appropriately requested a generalized level of financial information related to a significant policy issue confronting the Company.

The proponents prime interest is on disclosure of the moral and reputational burdens facing Dow, including [*24] all repercussions of those burdens, as a result of unfavorable views of its handling of the ongoing problems at Bhopal.

There are a number of recent examples in which the proponent has expressly requested an **evaluation of risk of damage to a corporation's reputation** and the staff has concluded that it is a permissible. In *General Electric* (February 3, 2004) the resolution called for the company to "prepare a report **evaluating the risk of damage to GE's brand name and reputation** in the United States as a result of outsourcing and offshoring of both manufacturing and service work to other countries." (Emphasis added). The language of the resolution in *Sprint* (February 5, 2004) is virtually identical. These two cases illustrate that a resolution regarding reputational risk related to a significant policy issue does not qualify as ordinary business and is not excludable.

Our resolution is analogous to *General Electric and Sprint.* The resolution calls on the Company to describe the impact of the Bhopal issues on its reputation. As with those resolutions, it asks that the evaluation take the form of a report and discuss how the issue will effect the Company. [*25] As noted by Sustainability, the "moral" liability of Dow may overshadow the damage to the company from its legal liabilities.

In addition, there is also a long history of cases in which risk to reputation has been regarded as an appropriate topic for shareholder resolutions. In *Morgan Stanley Dean Witter & Co.* (Jan. 11, 1999) and *Merrill Lynch & Co.* (Feb. 25, 2000) the proposals asked for a report on the impact of certain business strategies "on the environment, human rights and **risk to the company's reputation"** (emphasis added). Further, in *General Electric Company* (Jan. 19, 2000) the resolution asked for, proposal for "a report evaluating the **risk of damage to GE's brand name and reputation** in the United States" arising from GE's globalization growth initiative. (emphasis added). In fact there are no cases at all in which the Staff has allowed resolutions specifically focused on reputational risk to be excluded.

Also, in *Maxxam Inc.* (March 26, 1998) the Staff concluded that a proposal requesting the company to prepare a report on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old growth trees was not ordinary [*26] business. The staff noted that it was not ordinary business because it related to the adoption of a policy "designed to address a major ecological and environmental matter." As with *Maxxam,* this Proposal deals with the long-term strategy of the Company regarding a major ecological and environmental matter -- in this case the Bhopal disaster and its environmental legacy.

It is also important to point out that this resolution is unlike those that have been rejected by the SEC staff as focusing on specific methods and issues of risk accounting that encroached upon the ordinary business of the company. This case stands in stark contrast to cases the Company cited -- *Newmont Mining Company* (February 4, 2004), *The Dow Chemical Company* (February 13, 2004), *Xcel Energy Inc.* (April 1, 2003), *Cinergy Corp.* (December 23, 2002), *Willamette Industries, Inc.* (March 20, 2001), and *The Mead Corporation* (January 31, 2001) because in those cases the proposals made specific reference to methods of evaluating and assessing risk.

The present Proposal is in no way analogous to the cases cited by the Company. Those proposals delved into the methodology of evaluation of [*27] certain risks and liabilities and thereby sought to intrude into the minutia and detail of the company's ordinary business of accounting. The Proposal, in contrast, simply calls for a report generally "describing the **impacts** that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere." (emphasis added). This Proposal seeks a general report disclosing information regarding a significant policy issues and there is no implication of methodology of assessment of financial or economic impact. There is no attempt to dictate the form the information will take, the methodology used to collect or evaluate the information, the framework for reporting requirements, or what precise information is required. To conclude otherwise is to make the Proposal something it is not.

In *Xcel Energy* and *Cinergy* a nearly identical resolution was proposed which would have required reporting on global warming impacts on the company. The resolution was notable in its breadth and vagueness--attempting to prescribe a standard for ongoing risk reporting for the long term--something that a company [*28] already does or should be doing in its annual 10 K reports and as part of the management discussion and analysis. Similarly, in the *Willamette* case, shareholder proponents attempted to prescribe a framework for reporting of environmental liabilities, namely an estimate of *worst case financial exposure due to environmental issues for the next ten years.* In *Mead* the shareholder was requesting that the company report on the company's *"liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). Finally, in *Dow* the proposal expressly called for the company to identify and publish the ***"reasonable range of costs of remediation or*** liability"

Any shareholder resolution that requests reporting on impacts on the company of a public policy matter will necessarily reach into some issues of market and reputational concerns. What partly distinguishes the current resolution from the ones that cross the line into ordinary business is the lack of focus on the means by which the company will describe the impacts. In other words it leaves the Company great flexibility [*29] in determining which types of impacts to include.

It is useful to note the successful arguments made in the *Unocal* (February 23, 2004) case, in which the proponent argued that "it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, litigation or reputational risks. Were the Staff to agree with Unocal's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule." Proponent letter dated February 11, 2004 citing *ACTWU v. Walmart, 821 F. Supp. 877 (S.D.N.Y. 1993).* Also, "it should be noted that reputational risk may be the very reason why a shareholder proposal raises an important policy issue, as illustrated by shareholder proposals dealing with registrants operating in nations with severe human rights violations, such as South Africa (under apartheid), Burma, Uganda (under Idi Amin) etc."

It is also evident that where potential environmental liability of the company is one of many possible impacts facing the company, it does [*30] not automatically render the resolution excludible as ordinary business. Recent examples of this include, *General Electric Co.* (February 2, 2004) in which the permitted resolution requested that the company's board of directors report on expenditures relating to the health and environmental consequences of PCB exposures and *Dow Chemical Co.* (March 7, 2003) which requests that the company's board of directors issue a report summarizing the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins. See also e.g. *Freeport-McMoRan Copper & Gold Inc.* (February 10, 1997); *Unocal Corp.* (March 6, 1996); and *Amoco Corp.* (February 1, 1996).

Our resolution, like the *General Electric and Dow* examples, is permissible because it involves a general request for reporting related to significant environmental liabilities. In the Proposal, the resolution addresses the dramatic and devastating environmental damage at the Bhopal plant. This significant policy issue naturally implicates, at a variety of levels, costs to the Company.

B. The resolution does not [*31] attempt to address or require reporting on litigation.

The Company also asserts that the resolution is excludible as implicating its litigation strategy. First, it should be noted that the resolution allows the Company to exclude "confidential information," which the proponents understand to include matters of litigation strategy. Nowhere does the resolution require a report on the expected cost to the Company if it loses the litigation, or how it expects to resolve the various cases pending before the courts. Instead what is contemplated by the proponents is reporting on other types of impacts that the ongoing controversies may be having on the Company. These include the damage to Dow Chemical's reputation that is resulting from the continuing intransigence of the policy issues facing the Company, including the potential impact on Asian markets that are important to the Company's future.

The cases cited by the Company were: *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003), *Benihana National Corp.* (September 13, 1991), *Exxon Mobil Corp.* (March 21, 2000) n2, *Philip Morris Companies Inc.* (February 4, 1997), *R.J. Reynolds Tobacco Holdings, Inc.* (February [*32] 21, 2003), and *Philip Morris Companies Inc.* (February 22, 1999). Those proposals directly sought to either 1) intrude into the decision making process of a specific litigation or 2) require assessments and information about an issue that was the subject of the litigation.

n2 While the company refers to an Exxon Mobil case it does not cite the case. It is assumed, however, from the description of the case that it is *Exxon Mobil Corp.* (March 21, 2000).

In R.J. *Reynolds Tobacco Holdings, Inc.* (March 6, 2003), the resolution was designed prescribe a specific set of policies that would effectively resolve the pending litigation against the company regarding its smuggling practices. Not only did the resolution require the company to "determine the extent of our Company's past or present involvement directly or, indirectly in any smuggling of its cigarettes throughout the would" but it also required the committee it would establish to make "appropriate recommendations to ensure that our Company is not involved in any way in selling cigarettes in ways that might assist smuggling and that it not sell cigarettes to any distributor or any other person who cannot fully and [*33] accurately account for the source of the funds with which the cigarettes were purchased. We also recommend the Committee include recommendations ensuring the Company will not engage in any practices by which distributors, shippers, or wholesales [sic] can pay for the cigarettes in questions [sic] into offshore corporations and bank accounts or other locations that limit the ability of governments to track the sale of cigarettes or payment for said cigarettes." **The litigation pending against the company was seeking precisely these outcomes. So implementation of the resolution could have effectively meant resolving the litigation.** In other words, this resolution fit into the ordinary business precedents "when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved."

That is far from the situation in our resolution. The resolution does not request, directly or even indirectly, any assessment or information about the litigation nor require any outcome to the litigation. Rather this Proposal asks for a description of the impacts that the outstanding Bhopal issues have on the Company.

Similarly [*34] *Benihana National Corp.* (September 13, 1991) is not relevant to this discussion. In that case the resolution sought the public release of a specific internal report that contained an analysis of claims asserted in a pending lawsuit. Furthermore, the shareholder making the proposal was one of the plaintiffs suing the company in the pending lawsuit. Needless to say, that situation is in no way analogous to our case. The proponents are not parties to any of the litigation and the level of analysis sought does not remotely include internal analysis of the litigation. As the resolution states, all confidential information is to be excluded.

In *Exxon Mobil Corp.* (March 21, 2000) the resolution called on the company to immediately pay settlements associated with the 1989 grounding of the Exxon Valdez and to cease specified legal actions. As this is plainly an example of a direct and explicit attempt to intrude into the decision making process of a specific litigation it is also clearly not analogous to the present resolution. The resolution does not, in any way, direct the Company to take any specific steps with respect to the litigation identified let alone ask it to immediately [*35] pay settlements or cease defending against the charges. As a consequence, the *Exxon Mobil* case sheds absolutely no light onto the issues that need to be addressed in this matter.

The same is true of *Philip Morris Companies Inc.* (February 4, 1997). In that case the resolution called on the company to voluntarily implement specific Food and Drug Administration regulations concerning teen smoking. At the time the company had already chosen to litigate the constitutionality and legality of those very same FDA regulations. Consequently, the resolution was intruding into the decision making process of a specific litigation. To the contrary, our resolution does not, in any way, direct the Company to take any specific steps with respect to the litigation identified.

In R.J. *Reynolds Tobacco Holdings, Inc.* (February 21, 2003) and *Philip Morris Companies Inc.* (February 22, 1999) the proponents requested the companies find appropriate ways of informing customers about the "actual health risks of smoking 'light and ultralight' cigarettes to disassociate them from any belief that such products are safer and deliver less tar and nicotine," At the respective times, both companies [*36] were involved in numerous class actions relating to the use of the terms "light" and/or "ultralight." In addition, one of those actions sought an injunction against the alleged misrepresentation involved in the use of the terms "light" and "ultralight", precisely the same result sought by the proponent of the resolution. This example of intruding into the decision making process of a specific litigation is completely inapplicable to the Bhopal resolution. The resolution does not advocate any precise result nor does it attempt to interfere with the litigation in some collateral fashion as the *RJ Reynolds* and *Philip* proponents were attempting. As a result, the case is inapposite.

Rather than looking to the irrelevant cases cited by the Company it is more useful to consider the, following cases which are more analogous to this case:

In *RJ Reynolds* (March 7, 2000) the resolution called for RJR Nabisco to create an independent committee to investigate retail placement of tobacco products, in an effort to prevent theft by minors. The company argued that due to two current lawsuits (against FDA and the state of Massachusetts) the Proposal, if implemented, would interfere [*37] with litigation strategy by asking the company to take voluntary action in opposition to its position in the lawsuits. The proponent prevailed by arguing that it addressed a significant policy issue (tobacco and children) and that the Proposal is unrelated to litigation. "Litigation strategy has been interpreted to encompass matters ranging from the decision whether to institute legal proceedings, to the conduct of a lawsuit, to the decision whether to settle a claim or appeal a judgment." The Proposal, as the present one, deals with none of the above.

In *Philip Morris* (Feb. 14, 2000), the resolution called for management to develop a report for shareholders describing how Philip Morris intends to address "sicknesses" caused by the company's products and correct the defects in the products that cause these sicknesses. The company argued that the Proposal requested the Company to issue a report on matters that are prominently at issue in numerous lawsuits. The proponent prevailed by arguing that the Proposal neither requests information about litigation nor tells the Company how to handle the litigation. Due to statements on PM's web site, essentially admitting to cigarettes [*38] causing "sickness," the Proposal asking how the company will address that "sickness" would not likely interfere with any litigation strategy.

In *Bristol-Meyers* (Feb. 21, 2000), the resolution called for implementation of a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on any changes in its current pricing policy by 9/2000. The company argued that the Proposal seeks to have the company take action in an area of its business currently subject to litigation: its pricing practices. The proponent prevailed -- arguing that as a matter of good public policy a Proposal raising a broad policy issue should not be automatically excluded if it has been at sometime, somewhere, has sued the registrant in connection with a related matter. Our Proposal is analogous to this case because it raises a broad policy issue that happens to be implicated in a number of settings, including litigation.

Further, the mere mention of lawsuit in a shareholder resolution does not render the resolution excludible as ordinary business. In *RJR Nabisco* (Feb. 13, 1998), the resolution [*39] called for the company to implement in developing countries the same programs for prevention of smoking by youths as voluntarily proposed and adopted in US. The company mentioned that proponents refer to lawsuits against subsidiaries in France and Philippines dealing with alleged violations of marketing regulations as a basis for extending the US policy abroad. The proponent prevailed by pointing out that the company has already implemented these programs in the US and therefore has nothing to do with lobbying/litigation strategies.

II. THE RESOLUTION IS NOT VAGUE OR INDEFINITE, BUT IS DIRECTED TO ISSUES THE COMPANY IS WELL AWARE OF AND YET SUFFICIENTLY GENERAL TO GIVE THE COMPANY AN APPROPRIATE AMOUNT OF DISCRETION.

The company asserts that the resolution should be excludible as vague because when the resolution asks the company to address "outstanding Bhopal issues" the company or shareholders might not know which are the 'outstanding Bhopal issues':

As described above in the historical background section of this letter, the outstanding issues regarding Bhopal have been well identified in press coverage, documentaries, public reports, and correspondence with the [*40] management. The management and the public have been well-informed regarding the outstanding issues regarding Bhopal; what remains is for the management to give investors a reasonably accurate report on how those issues may affect the company.

For example, the demands of Bhopal survivors were expressed in a letter to Dow management of March 11, 2002 requesting that the company address the following issue areas:

> **1. Ensuring that people in the communities next to the Union Carbide factory are not exposed to toxic chemicals....** we request The Dow Chemical Company to take urgent action to decontaminate the soil and ground water in and around the abandoned Union Carbide factory.
> **2. Medical research on present health status of survivors of the disaster...** Since 1994 when the International Medical Commission on Bhopal published its report on the health status of the exposed people there has been no full scale study to document the long term health impact of exposure to Carbide's chemicals. There is a great need for a large scale epidemiological study to make an assessment of the current health status of the survivors and their children so that helpful directions for health [*41] care providers can emerge.
> **3. Economic rehabilitation to those unable to do their usual work**
> Close to 80% of the exposed people are toiling people, or used to. Involved in carrying loads, pushing hand carts, vending vegetables, construction, and such physically demanding work. ....The compensation money they have received has been too meagre and most if not all of it spent in repaying debts and paying for medical treatment. Thousands of families are on the brink of starvation... ...On humanitarian grounds we request Dow to provide gainful employment to the persons who have lost the capacity to do their usual work.
> **4. Social support to widows, orphans and disabled people**
> Close to 10,000 persons widowed or orphaned due to the Union Carbide disaster and about 40,000 severely disabled survivors are in need of social security in the form of monthly pension or as free and regular supply of basic needs. Given the governments abandoning this vital and life saving task we request Dow to provide the means for such support.

These issues have been reiterated in news articles, documentaries, and many other avenues. See one detailed account of the "moral liability" of Dow in "The [*42] Changing Landscape of Liability" Excerpt, Appendix 1.

The Company's attempt to cast doubt upon the plain meaning of the language in the Proposal does not succeed if one simply reads the Proposal. It says what it means and it means what it says, nothing more and nothing less. All the Proposal asks is for the Company to describe the impacts these issues, if left unresolved, may reasonably pose on the Company, its reputation, its finances and its expansion in Asia and elsewhere. This language is sufficiently clear so that the Company understands what is being asked of it and is sufficiently general so that, appropriately, the Company has the discretion to decide how best to go about producing the report without being "micromanaged."

III. THE RESOLUTION IS NOT FALSE OR MISLEADING.

The proponents drafted the resolution in a good faith belief that it does not contain false or misleading statements; however we are willing to make corrections to clarify any points of concern to the staff.

With regard to the specific claim that the Proposal contains a false and misleading statement, the facts are that, as acknowledged in the Company's letter, Union Carbide Corp. has refused [*43] to appear and face the criminal charges in the Indian courts, based on their assertion that the courts lack jurisdiction over the corporation. The company fails to note, however, that the outcome of that refusal to date, has been that the courts of India have declared Union Carbide and its former CEO Warren Anderson to be absconders from justice for their failures to appear in response to the criminal charges. In other words, the statement by the management that Union Carbide Corp. and its former. Chief

Executive Officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the proceeding, is not necessarily the position of the Indian courts which view them as fugitives.

In addition since Dow Chemical has acquired in Carbide, the corporation also has not appeared nor required its subsidiary Union Carbide to appear. In February 2004 the Bhopal Group for Information and Action submitted a petition to the Madhya Pradesh court requesting that the court required Dow Chemical to explain why it should not produce Union Carbide in the criminal case. Although the corporation has been aware of the ongoing petition, it has opted not to appear to [*44] respond to this petition. In January 2005 the court issued an order for Dow Chemical to respond to the petition. To date Dow Chemical has not responded. Thus while Dow Chemical is not a defendant in the case, an order has been issued for Dow Chemical to explain why it has not required Union Carbide to appear. Therefore the language of the resolution which notes that Union Carbide and Dow have refused to appear in Indian courts to face continuing criminal charges is technically accurate.

Proponents wish to note however that if the staff concurs in the Company's position that the resolution contains misleading language, for instance if it might be incorrectly understood as implying that there are criminal charges pending against Dow, proponents will be willing to revise the language referring to the continuing criminal charge so as to omit reference to Dow Chemical in that sentence.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponent to make needed modifications. [*45] Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sandford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

INQUIRY-2: GIBSON, DUNN, & CRUTCHER, LLP
LAWYERS
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com
Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal of the Church of the Brethren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust,*
Securities Exchange Act of 1934 -- Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our [*46] client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") co-filed by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust (collectively, the "Proponents"). The Proposal requests the Company to prepare a report to stockholders describing the impact that "outstanding Bhopal issues" may have on the Company, its reputation, its finances and its expansion. The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

(i) Rule 14a-8(i)(7), because the Proposal pertains to matters of ordinary business operations; and

(ii) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), [*47] because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9.

Alternatively, if the Staff finds that the Proposal should not be excluded on either of these bases, the Company requests the Staffs concurrence that the Proposal must be revised pursuant to Rule 14a-8(i)(3) because it contains a materially false and misleading statement in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal differs substantially from a stockholder proposal submitted [*48] to the Company last year by the Proponents. n1 This year, the Proposal states:

> Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the

impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

n1 The proposal submitted by the Proponents last year sought a report on certain actions being undertaken by Company management. Specifically, the proposal read: "Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors [of the Bhopal tragedy]."

BACKGROUND

The Bhopal incident resulted from a gas leak in 1984 at a facility that was owned and operated by Union Carbide India Limited ("UCIL"), a company that at the time was a 50.9% affiliate of Union Carbide Corporation ("UCC"). [*49] n2 In 1994, UCC sold its interest in UCIL (later renamed Everready Industries of India Ltd.) to MacLeod Russell (India) Ltd. of Calcutta. In 1998, the state of Madhya Pradesh, which owns the Bhopal Facility site, terminated the lease and reclaimed the property. The state government further stated that it would take responsibility for managing any further environmental cleanup or remediation of the site. As a result of all these developments, UCC has no right of access to and no control over the Bhopal Facility site. The Company acquired UCC in a stock transaction in February 2001, more than 16 years after the Bhopal incident and 6 years after UCC sold its interest in UCIL.

n2 Indian financial institutions owned more than 20% of UCIL and approximately 24,000 investors owned the remaining shares.

In order to understand the bases for our view that the Company may exclude the Proposal from its 2005 Proxy Materials, we have set forth below information regarding the comprehensive civil settlement reached in 1989 among UCIL, UCC and the government of India on behalf of the victims of the Bhopal tragedy, litigation referred to in the Proposal that is currently pending in the Indian [*50] courts, and separate litigation referred to in the Proposal regarding the Bhopal site that is currently pending in the U.S. District Court in the Southern District of New York.

1. Indian Litigation

Sixteen years before the Company acquired all of the stock of UCC, a manufacturing facility in Bhopal, India (the "Bhopal Facility") was owned and operated by UCIL. On December 3, 1984, toxic gas escaped from a storage tank at the Bhopal Facility. That gas entered the environment and, according to the Indian government, killed or injured several thousand people.

Immediately following the incident, UCC publicly accepted moral responsibility for the tragedy. UCC also worked closely with the Indian government, which pursuant to a law passed by the Indian Parliament and interpreted by the Supreme Court of India -- the 1985 Bhopal Gas Leak Disaster Act -- holds the "exclusive right" to represent and act on behalf of and in place of every Indian citizen with respect to claims arising out of the incident. In 1985, the Union of India sued UCC in the U.S. District Court for the Southern District of New York, seeking damages on behalf of victims of the Bhopal tragedy. That litigation was [*51] dismissed by the District Court on grounds of *forum non conveniens*, and the dismissal was affirmed on appeal. In 1986, the Union of India sued UCC in the Indian District Court in Bhopal. The litigation proceeded through the Indian courts for several years and reached the Indian Supreme Court in 1989. After several weeks of hearings, the Supreme Court of India directed UCC and UCIL to pay $ 470 million to the Indian government, which the government accepted on behalf of the victims, in full settlement of "all claims, rights and liabilities related to and arising out of the Bhopal Gas disaster." The Supreme Court of India also directed that "all civil proceedings related to and arising out of the Bhopal gas disaster shall hereby stand transferred to this Court and shall stand concluded in terms of the settlement...." In 1991, that same court reaffirmed the validity of the civil settlement calling it "just, equitable and reasonable." Thus, both the Supreme Court of India and the Indian national government view the settlement as fully, fairly and finally resolving all of UCC's civil liabilities arising out of the incident. The Supreme Court of India further directed the Indian government [*52] to pay any additional amounts necessary to compensate the victims in the unlikely event the settlement funds were inadequate. In fact, the Company understands from public reports that over 560,000 individual claims have been paid to date from the fund (with very few claims remaining to, be reviewed). It is reported that as much as $ 300 million remains available in the fund as a result of accrued interest over the years, and the Indian Supreme Court has recently directed that those funds be distributed to the victims as additional compensation.

In addition to the funds referred to above, the proceeds from UCC's sale of its stock in UCIL, approximately $ 90 million, funded both the construction and operation of a new hospital in Bhopal for the express purpose of treating victims of the tragedy.

2. Indian Criminal Litigation

In 1987, criminal charges stemming from the Bhopal incident were filed in the Indian criminal court in Bhopal against UCC, UCIL, UCC's former chief executive officer, and certain officers and employees of UCIL. UCC and its former chief executive officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the [*53] proceeding. However, with respect to the parties that are properly before the court, the Supreme Court of India ruled in 1996 that the charges should be reduced from culpable homicide to a lesser allegation. Specifically, those defendants are now charged with the violation of § 304A of the Indian Penal Code. That section states that "whoever causes the death of any person by doing any rash or negligent act not amounting to culpable homicide, shall be punished with imprisonment of either description for a term which may extend to two years, or with fine, or with both." The Company has not been charged as a criminal defendant in India. Private parties have attempted to bring the Company into the case. Dow India, an indirect subsidiary of the Company, has appeared in the case in order to contest the matter. This case remains on going.

3. New York Litigation

On November 15, 1999, plaintiffs filed a class action complaint in the United States District Court for the Southern District of New York against defendants UCC and its former chief executive officer, asserting claims under the Alien Tort Claims Act, *28 U.S.C. § 1350,* for alleged human rights [*54] violations arising out of the Bhopal incident. *See Bano v. Union Carbide Corp., 2000 U.S. Dist. LEXIS 12326, 2000 WL 1225789* (S.D.N.Y. Aug. 28, 2000). Plaintiffs essentially argued that the settlement with the Indian government was inadequate. On January 4, 2000, plaintiffs amended their complaint to add claims under New York State common law for alleged environmental pollution in and around the Bhopal Facility, including negligence, public nuisance, private nuisance, strict liability, medical monitoring, trespass and equitable relief. Plaintiffs are requesting remediation for what they allege to be "defendants' severe pollution of [the] land and drinking water, which has caused ... serious health problems." *Bano v. Union Carbide Corp., 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884,* at *7 (S.D.N.Y. March 18, 2003).

In August 2000, the United States District Court for the Southern District of New York (the "District Court") dismissed plaintiffs' claims in their entirety. Specifically, the District Court found that plaintiffs were barred by the 1989 settlement with the Indian government. Plaintiffs [*55] appealed the district court's ruling to the Second Circuit Court of Appeals (the "Court of Appeals"). *See Bano v. Union Carbide, 273 F.3d 120 (2d Cir. 2001).* The Court of Appeals found that the District Court had properly dismissed plaintiffs' claims under the Alien Tort Claims Act. However, the Court of Appeals held that the District Court had not adequately explained its basis for dismissing plaintiffs' common law claims relating to the alleged, environmental pollution in and around the Bhopal Facility and remanded those claims back to the District Court for further proceedings.

On remand the District Court again heard arguments regarding plaintiffs' common law claims of pollution in and around the Bhopal Facility. *See Bano v. Union Carbide, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884* (S.D.N.Y. March 18, 2003). On March 18, 2003, the District Court issued an opinion dismissing plaintiffs' environmental claims.

The court explained that the claims should be dismissed as "untimely and directed at improper parties." The District Court further stated:

> Union Carbide has met its obligations to cleanup the [*56] contamination in and near the Bhopal plant. Having sold their shares long ago and having no connection to or authority over the plant, they cannot be held responsible...

Id. at *27-28.

Plaintiffs appealed this decision to the Court of Appeals, which in March 2004 affirmed the decision in all respects, except to the extent that it dismissed an individual plaintiffs claims for monetary damages and injunctive relief for alleged injury to her property. *Bano v. Union Carbide, 361 F.3d 696 (2d Cir. 2004).* As to those claims, the Court of Appeals vacated the judgment and remanded for further proceedings, including consideration of whether those claims may be pursued as a class action. The Court of Appeals also stated that the District Court could -- but was not required to -- reconsider its dismissal of plaintiffs' claims for remediation of the Bhopal Facility if the Indian government were to intervene in the case. In June 2004, the Indian government sent a letter to the District Court stating that it would not object if the court were to order UCC to remediate the site of the Bhopal Facility, but the Indian government expressly refused to become [*57] a party to the case or to submit to the jurisdiction of the District Court. The District Court has not taken any action in response to this letter. Plaintiff has moved for permission to add more plaintiffs to the case and for class certification of the case. UCC has opposed both motions and has also moved to dismiss the plaintiff's only remaining claims for property damage. These motions are currently pending before the District Court.

4. The Company's Acquisition of UCC

On February 6, 2001 -- more than 16 years after the Bhopal gas release, 12 years after UCC's settlement and 6 years after UCC sold its interest in UCIL -- the Company acquired the stock of UCC. As of that date, UCC became a subsidiary of the Company.

ANALYSIS AND BASES FOR EXCLUSION

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal seeks an evaluation of the financial and reputational risks of the Company's business operations and implicates the Company's litigation strategy in response to pending proceedings. Rule 14a-8(i)(7) permits [*58] the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance [*59] of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983).

The Proposal Seeks a Report on the Company's Financial Risks and Business Operations.

The Proposal seeks a report "describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere." It is well established that proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. For example, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal [*60] was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." Similarly, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude a proposal requesting a report on certain toxic substances where the report was to include "the reasonable range of projected costs of remediation or liability." The basis for the Staffs position, as stated in the Staff's response letter was that the proposal related to the "evaluation of risks and liabilities" and thus could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. Likewise, in both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), stockholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases], "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." The Staff concurred that these proposals were excludable under [*61] Rule 14a-8(i)(7) on the basis that they related to the "evaluation of risks and benefits" of ordinary business matters. *See also The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years).

Each letter cited in the foregoing paragraph involves a proposal that was excludable under Rule 14a-8(i)(7) because it related to the economic aspects of possible environmental liabilities of a company. Here, the Proposal seeks a report on exactly the same issue: an economic assessment (specifically, a description on the impact on the Company's "finances") of a particular aspect of the Company's operations (its ownership of UCC) that may arise from economic liabilities. Additional language under the "Whereas" paragraphs of the Proposal highlight this aspect of the Proposal. For example, the Proposal asserts that "a panel of experts evaluated the Bhopal [*62] site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $ 30 million to remediate," and that "Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination." Thus, unlike the proposal presented by the Proponents last year, the Proposal here does not seek to raise a significant social policy issue with respect to the Company's initiatives to address the Bhopal tragedy, but instead the resolution requests a report that focuses on financial and operational aspects (i.e., potential environmental liability) of the Company's business.

B. The Proposal Implicates the Company's Litigation Strategy.

The Proposal also implicates the Company's ordinary business operations because it requests the Company to report on potential implications to it of matters that are the subject of pending litigation. Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. A stockholder request that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the company or one of its subsidiaries on [*63] the very issues that form the basis for a proposal. For that reason, the Staff has acknowledged that a stockholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to report on the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary business" exception because, it interfered with the litigation strategy of a civil lawsuit on similar matters); *Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under Rule 14a-8(c)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit). In an analogous situation, the Staff concurred that

ExxonMobil Corporation could exclude a proposal requesting that the company take specified steps with respect to the 1989 grounding of the Exxon Valdez in Alaska, including ceasing legal actions to overturn "court-ordered settlements" [described by the company as District Court judgments], [*64] paying those "settlement amounts," and evaluating and reporting on the ability of vessels owned or operated by the company to withstand a grounding. The Staff concurred that ExxonMobil could exclude the proposal because it implicated the company's "litigation strategy and related decisions."

Under this line of no-action letters, a proposal is excludable if it implicates litigation strategy regardless of whether the proposal might otherwise touches upon significant social policy issues. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997) the Staff noted that it previously "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but determined that the company nevertheless could exclude a "proposal [that] primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct." *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to establish a committee of independent [*65] directors to determine the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary course" exception because it interfered with the litigation strategy of a civil lawsuit on similar matters); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 21, 2003) (proposal requesting company to find ways to inform customers about the actual risks of smoking certain kinds of cigarettes to correct common misperceptions about their safety excludable under the "ordinary course" exception because it interfered with the litigation strategy of class-action lawsuits on similar matters); *Philip Morris Companies Inc.* (avail. Feb. 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" until stockholders can be assured that those terms reduce the risk of disease excludable for the same reasons).

Here, although the "outstanding Bhopal issues" that are the subject of the Proposal are not specifically identified in the resolution, the rest of the Proposal makes clear that they implicate the pending litigation against the Company's subsidiary, UCC. For example, right after asserting that "numerous unresolved issues remain," the [*66] Proposal references the criminal court proceedings in India and asserts that the Company "has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case." The Proposal also references the lawsuit pending in the New York District Court. The Proposal calls upon the Company to prepare a report describing the impacts that these "outstanding Bhopal issues, if left unresolved" may reasonably pose on the Company, its reputation, finances and expansion. Any such report would therefore necessarily implicate the Company's decisions regarding the litigation pending against UCC in both the United States and India, including assessments as to the strength of UCC's defenses, decisions as to what issues to contest, and implications of positions that might be asserted in the litigation. Thus, the Proposal seeks a report on assessments relating to litigation that are clearly the province of management and the Company's Board, which implicate complex assessments of fact, law and business operations. Accordingly, because the Proposal intrudes on ordinary business operations, we believe that the Proposal properly may be excluded from the 2005. Proxy Materials [*67] under Rule 14a-8(i)(7) and request the Staff to concur in our conclusion.

2. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders, voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the company [*68] upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

As noted above, the resolution set forth in the Proposal requests that the Company describe the impacts that "the outstanding Bhopal issues, if left unresolved," may have on the Company, its reputation, finances and expansion. Based on the paragraphs under the "Whereas" clause, it is clear that the "Bhopal issues" referred to in the report cover at least an assessment of the risks and costs of potential environmental liability and an analysis of matters that are the subject of pending litigation. However, neither stockholders voting on the Proposal nor the Company in seeking to implement the Proposal would know if these are the only "outstanding Bhopal issues" encompassed by the Proposal, or whether additional "issues" may also exist that could be encompassed by the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) [*69] because the Company is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

3. The Proposal Contains a False and Misleading Statement.

Should the Staff determine that the Proposal is not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (i)(6), we respectfully request that the Staff concur in the exclusion or revision of the Proposal in accordance with Rule 14a-8(i)(3) because the Proposal contains a statement that is materially false or misleading in violation of Rule 14a-9.

Specifically, under the "Whereas" paragraphs in the Proposal, the Proponents assert, "Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for culpable homicide, not amounting to murder in the Bhopal disaster...." This statement indicates that the Company is facing criminal charges in the Indian courts, when in fact it has not been charged in the criminal case. n3 In Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, the Staff clarified its views regarding when modifications or exclusions of proposals or supporting statements are appropriate under Rule [*70] 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate, among other things, when the proposal includes statements that directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

n3 Moreover, as noted above, the private party served notice on Dow India, which did appear in the court.

Consistent with SLB 14B, we believe that the reference to the Company which indicates that the Company is facing criminal charges in the Indian court falsely and directly impugns the Company's status and integrity and is without factual foundation. In prior no-action precedent, the Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g. Philip Morris Cos. Inc.* (avail. Feb. 07, 1991); *Standard Brands* (avail. Mar. 12, 1975); *Idacorp, Inc.* (avail. Jan. 9, 2001). In *Philip Morris,* the proposal contained a resolution requiring the company [*71] to "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff concurred with the omission of the proposal due, in part, on statements in the supporting statement that impugned the character of the company's management and others. In *Standard Brands* (avail. Mar. 12, 1975), the Staff concurred with the exclusion of a proposal where the supporting statement, contained a reference to "economic racism." The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism." Accordingly, we believe that the specified sentence must be revised or omitted pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any [*72] questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ATTACHMENT 1

Sisters
of MERCY
OF THE AMERICAS
29000 Eleven Mile Road
Farmington Hills, MI 48336-1405

Phone (248) 476-8000
Fax (248) 476-4222
www.mercydetroit.org

205 Avenue C, Apt 10E
NY, NY 10009

Telephone and fax: 212 674 2542
heinoneny@juno.com

November 24, 2004

William S. Stavropoulos, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Company to take certain steps to bring to closure the tragedy which occurred in Bhopal, India at a chemical plant, owned at the time by Union Carbide, a corporation subsequently taken over by Dow, for inclusion in the 2005 proxy statement under Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust [*73] is cosponsoring this resolution with the Brethren Benefit Trust, Inc. and others associated with the Interfaith Center on Corporate Responsibility.

The Detroit Sisters of Mercy believe that it is important to raise this question with you, as the owner of Union Carbide. Union Carbide caused the accident but has not paid the reparations due the persons and local community. As we said last year, we believe it is irresponsible and cruel to walk away from such a situation and urge you to address the issues raised in our resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 4,300 shares of Dow Chemical stock Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting. I am faxing these documents and mailing the originals to you.

Yours truly,

Valerie Heinonen, o.s.u.

ATTACHMENT 2

SHAREHOLDER RESOLUTION REGARDING BHOPAL Whereas:

Whereas:
On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that [*74] followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate -- that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $ 470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law [*75] the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $ 30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asia account for $ 3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of [*76] Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement
The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsGeneral OverviewCivil ProcedureSettlementsReleases From LiabilityInterpretation of ReleasesGovernmentsAgriculture & FoodProcessing, Storage & Distribution

EXHIBIT D

1 of 1 DOCUMENT

2004 SEC No-Act. LEXIS 221

Securities Exchange Act of 1934 -- 14a-8(i)(7)

February 4, 2004

[*1] Newmont Mining Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

The proposal requests the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities.

There appears to be some basis for your view that Newmont Mining may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont Mining omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Newmont Mining relies.

Sincerely,

Song P. Brandon
Attorney-Advisor

INQUIRY-1: WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

1155 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2787

TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

December 19, 2003

Office of Chief Counsel
[*2] Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Exhange Act Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of our client Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal attached hereto as Exhibit A (the "Proposal") filed by Boston Common Asset Management, LLC on behalf the Brethren Benefit Trust, Inc. (the "Proponent"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Exchange Act Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

The Proposal

The Proposal states "that the shareholders request the Board of Directors of Newmont [*3] Mining publish a comprehensive report, prepared at a reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005."

For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

The Proposal should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule [*4] 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

In our [*5] judgment, the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations and profitability of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an analysis of the economic risks related to the Company's business activities and, in particular, certain of its liabilities. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in [*6] *Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already [*7] regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future material financial impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, as noted above, the Proposal does not identify a social policy issue that the Company is requested to review or address nor does it require that the report address or remedy any [*8] social issues. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Rule 14a-9. The preamble and the Proponent's statement in support of the Proposal include statements which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Rule 14a-9. Note (b) of Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states: *"A recent study by the Mineral Policy Center found that mining companies* [*9] *have vastly understated their long-term environmental liabilities and have not posted reclamation bonds sufficient to cover these costs."*

The Proponent attempts to lend unwarranted and authoritative credibility to the Mineral Policy Center, an environmental advocacy group that, according to its own website, "is a non-profit environmental organization dedicated to protecting communities and the environment, nationally and internationally, by preventing the environmental impacts associated with irresponsible mining and mineral development, and by cleaning up pollution caused by past mining." The Proponent neglects to point this out and instead present the Mineral Policy Center analysis as unbiased and neutral, which it is not.

The preamble to the Proposal also states the following:

"These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a signficant cost.

"Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, [*10] *Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations."*

"Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers."

The Proponent's statement in support of the Proposal further states: *"Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders including its customers, government regulators and the local communities in which the company operates."*

These statements cited above are speculative and contain broad generalizations and assumptions that are not supported by fact. The above sentences need factual support or otherwise should be deleted.

In addition, phrases such as:

. "aggrieved local communities"

. "perceived environmental and social problems"

. "impacts of . . . .its arrangements with security forces in areas of conflict"

are negative [*11] innuendo. These phrases should be deleted.

Furthermore, the preamble included in the Proposal states:

"Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict."

Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks and other risks and uncertainties related to its operations. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion makes the Proposal excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information [*12] concerning this matter, please call

Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case, LLP

Exhibit A

**BOSTON COMMON
ASSET MANAGEMENT, LLC**

84 State Street, Suite 1000
Boston MA 02109
Tel: (617) 720 5557
Fax: (617) 720 5665
www.bostoncommonasset.com

Mr. Wayne Murdy
Chairman and CEO
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Mr. Britt Banks
Vice President, General Counsel and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Sent via fax to 303-837-5837 and via FedEx

Dear Mr. Murdy and Mr. Banks:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 3,100 shares of Newmont Mining Corporation common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We appreciate that Newmont Mining's management states that it is committed to applying the highest standards in relation to the environment and the communities in which it operates. As the world's [*13] largest gold producer, we believe that Newmont Mining can and should be the leader in its industry in implementing its commitment to sustainable development.

However, as shareholders, we remain concerned that Newmont Mining has not fully disclosed adequate information regarding to its impact on the environment and communities in which it operates. In addition, we require further information on how Newmont Mining will address the risk to its operations, profitability and reputation from its social and environmental liabilities.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $ 2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed.

We are sponsoring this resolution as the primary filer. A representative of [*14] the filers will attend the stockholders' meeting to move the resolution as required.

We appreciate the time that your colleagues, Dr. Chris Anderson and Dr. Helen McDonald, have spent in conversation and correspondence with us on these important issues. Interest in the role gold producers can play in sustainable development is high amongst our colleagues in social investment community and members of the Interfaith Center on Corporate Responsibility. We hope that we may continue our shareholder dialogue and reach a mutually satisfactory agreement that may allow us to withdraw our proposal.

Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

Lauren Compere
Chief Administrative Officer

ATTACHMENT 1

SOCIAL AND ENVIRONMENTAL LIABILITIES REPORT

WHEREAS:

We believe that a significant threat to the long-term profitability of Newmont Mining is the risk to the company's operations, profitability and reputation from its [*15] social and environmental liabilities;

These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost;

A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental clean-up liabilities and have not posted reclamation bonds sufficient to cover these costs;

Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict;

Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations;

With recent acquisitions Newmont's global presence and exposure to these liabilities has increased;

The company has positioned itself as an industry leader in sustainable development, including maintaining [*16] its "social license to operate," and thus faces a risk to its reputation if it does not take concrete, transparent, and independently verifiable steps to implement these commitments;

Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of Newmont Mining to publish a comprehensive report, prepared at reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholder by May 1, 2005.

ATTACHMENT 2

SUPPORTING STATEMENT

We believe that as the world's largest gold producer, Newmont should take a leadership role in its industry around disclosure of its social and environmental liabilities.

Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, [*17] and building effective partnerships with important stakeholders, including its customers, government regulators and the local communities in which the company operates;

The proposed report should address the following environmental and social risks:

. The company's policy on operating in protected areas as defined by local or international bodies

. The company's policy on allowing independent, third-party assessment of financial assurance amounts for its existing and proposed mines and posting sufficient reclamation bonds for all operations

. The company's policy on disclosure of information on the environmental, human rights and labor impacts of its operations, consistent with the public's right to know about toxic releases and transfers as exemplified by the proposed U.S. International Right to Know legislation. This would also include disclosure of the existence and nature of its arrangements with local security forces

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INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 25, 2008

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: Chevron Corporation's No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund and Other Co-Filers

Dear Sir or Madam:

By letter dated January 22, 2008 (the "No-Action Request"), Chevron Corporation ("Chevron" or "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") and other co-filers (together, the "Proponent") from Chevron's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that Chevron review and develop guidelines for country selection and report these guidelines to shareholders and employees by October 2008. The Proposal further requests that in its review the Board develop guidelines on investing in or withdrawing from countries where: the government has engaged in ongoing and systematic violation of human rights; the government is illegitimate; there is a call for economic sanctions by human rights and democracy advocates and/or legitimate leaders of that country; and, Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts.

Chevron contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) (evaluation of risk), arguing that the Proposal pertains to the Company's ordinary business operations.

We believe the entirety of Chevron's argument is predicated on the false understanding that "the principle purpose of the proposed country selection guidelines is for Chevron to conduct an internal assessment of the risks or liabilities that Chevron faces as a result of its presence in various countries." In fact, the principle purpose of the Proposal is for Chevron to create transparent country selection guidelines that will minimize or eliminate Chevron operations that have adverse and dramatic effects on the health and safety of the people and environments of those countries.

We believe that Chevron should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

BASES FOR INCLUSION

I. The Proposal Focuses on the Development of Guidelines Related to Chevron's Global Operations in International Pariah States Such as Burma—Operations that Represent a Significant Social Policy Issue, Thereby Precluding Application of the Ordinary Business Exclusion

Chevron states that a company may exclude a proposal under Rule 14a-8(i)(7) if the proposal deals with matters relating to a company's ordinary business operations, noting that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the Board of Directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."[1]

However, in the same 1998 Release quoted by the company, the Commission clarified its approach to applying the ordinary business exclusion, limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"), the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity,

[1] Exchange Act Release No. 40018 (May 21, 1998)

> and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.[2]

By stating that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former sub-paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[3]

The substantial legislative and regulatory activities around foreign investment in countries with ongoing and systematic human rights violations, as well as the robust public campaign to press Chevron and other companies to withdraw from countries such as Burma (also known as Myanmar) and Sudan, support the assertion that corporate operations and investment in international pariah states is a significant social policy issue, thus precluding application of the ordinary business exclusion (Rule 14a-8(i)(7)) to the Proposal.

A. Corporate Investments in Countries with Ongoing and Systematic Human Rights Violations is a Significant Social Policy Issue

Little interpretive guidance has been provided regarding when a subject rises to the level of a significant social policy issue. The 1976 Release gives no detail beyond the nuclear power plant example, though it does assert that the "economic

[2] Exchange Act Release No. 40018 (May 21, 1998)
[3] Exchange Act Release No. 12999 (Nov. 22, 1976)

and safety" implications of the nuclear plant caused it to transcend day-to-day business matters. The 1998 Release offers only "significant discrimination matters" as an example of a significant social policy issue.

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"[4] In July 2000, the Division of Corporation Finance stated in "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's consistent characterization of employee benefits-related issues as ordinary business, because "the staff was persuaded that the widespread public debate on the significant social and corporate policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[5]

There is currently a widespread public debate about corporate investments in rogue countries with egregious and systematic human rights abuses. Given the extraordinary breadth of the debate, we will focus here on the specific case of multinational corporate operations in Burma, as the Proposal itself focuses on Chevron's Burmese ties:

- Federal lawmakers have focused significant attention on financial ties to Burma's ruling military junta, including specific attention to Chevron's operations. In September and October 2007, President Bush expanded U.S. sanctions against the regime and tightened sanctions against the country's top leaders. "Basic freedoms of speech, assembly and worship are severely restricted," President Bush said. "Ethnic minorities are persecuted. Forced child labor, human trafficking and rape are common."[6]

  Chevron was a subject of the Senate Committee on Foreign Relations' "Hearing on Burma Saffron Revolution" on October 3, 2007. In her remarks at the hearing, Senator Barbara Boxer (D-CA) called for an end to the loophole which allows American companies to do business in Burma: "Now,

[4] Staff Legal Bulletin 14A (July 12, 2002)
[5] Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at http://www.sec.gov/pdf/cfcr072k.pdf)
[6] Steven Lee Myers, "Bush, at U.N., Announces Stricter Burmese Sanctions," *The New York Times*, September 26, 2007. "Mrs. Bush's Remarks at a Video Teleconference on Burma in Recognition of International Human Rights Day," The White House Press Release, December 10, 2007

it's all well and good for everyone to say the sanctions have to be multilateral. We agree. But if we still have a big loophole, I think that gives us a little bit of a lower moral ground. So, for example, the Chevron Corporation is one such company that continues to do business in Burma as part of the Yadana Offshore Gas Project, the natural gas field that provides $400 million to $600 million in revenues to the Burmese junta. . . ."[7]

The House of Representatives unanimously passed legislation on December 12, 2007, that will block the importation of blood rubies from Burma into the United States and prevent American taxpayer money from subsidizing U.S. company business activities in Burma. Authored by Congressman Tom Lantos (D-CA), Chairman of the House Committee on Foreign Affairs, the Block Burmese JADE (Junta's Anti-Democratic Efforts) Act (H.R. 3890) cuts off tax deductions for certain payments to the Burmese government pursuant to Chevron's gas investment in Burma.[8]

The Senate unanimously passed the Burma Democracy Promotion Act on December 19, 2007. Authored by Joseph R. Biden, Jr. (D-DE), Chairman of the Senate Foreign Relations Committee, the legislation passed as an amendment to H.R. 3890, imposes new financial sanctions on the leaders of the junta and outlaws the importation of Burmese gems and timber to the U.S.[9]

- The International Labor Organization (ILO) has referenced foreign direct investments in Burma in its recommendations regarding the use of forced labor in Burma. In June 2000, the ILO adopted a resolution that includes a recommendation to the ILO's constituents to review their relations with Burma and to "take appropriate measures to ensure that such relations do not perpetuate or extend the system of forced or compulsory labour in that country and to report back to the ILO Governing Body."[10] When a review in 2005 found that the extent of forced labour had not changed, the ILO Committee on the Application of Standards called upon ILO constituents "to

[7] "Hearing on Burma's Saffron Revolution," Senate Committee on Foreign Relations, Senate Oversight Highlights of the Week of October 1, 2007, Democratic Policy Committee (available at: http://democrats.senate.gov/dpc/dpc-new.cfm?doc_name=or-110-1-167#A4)
[8] "House Approves Lantos Bill Cracking Down on Burmese Junta," Press Release, Committee on Foreign Affairs—U.S. House of Representatives, December 12, 2007.
[9] "Biden Bill to Promote Democracy in Burma Passes Senate," Press Release, Senator Joseph R. Biden, Jr., December 19, 2007
[10] "International Labour Conference adopts Resolution targeting forced labour in Myanmar (Burma)," Press Release, ILO (available at http://www.ilo.org/global/about_the_ILO/Media_and_public_information/Press_releases/lang--en/WCMS_007899/index.htm)

activate and intensify the review of their relations with Burma and to urgently take the appropriate actions, including as regards foreign direct investment in all its various forms, relations with State- or military-owned enterprises in Burma."[11]

- In 2000, the Global Unions began a campaign calling upon multinational companies to cease their operations in or with Burma.[12] As part of this campaign, the International Trade Union Confederation (ITUC) and the Global Unions maintain a public database of companies which have or are believed to have business ties to Burma.[13] In its January 2005 report "Doing Business in or with Burma," the then ICFTU (currently the ITUC) stated: "The main reason why foreign enterprises should not engage in investment in or trade with Burma is because of the financial benefits that the junta reaps from their activities, which contribute to allowing the military to remain in power and perpetuate their criminal rule over the country." It further stated that "many more people suffer – and are forced to take drastic measures, such as escape and exile – from policies applied by the junta than from any form of international sanctions."[14]

- The President of the United Nations (UN) Security Council released a presidential statement on October 11, 2007, "strongly deploring the use of violence against peaceful demonstrators in Myanmar" and welcoming the recent mission by Ibrahim Gambari, the UN Secretary-General's Special Adviser, to Myanmar. (UN envoy Gambari has visited the country twice since the violent crackdowns on protestors began in mid-August 2007.) The statement also calls on the junta to enter into dialogue with Aung San Suu Kyi (leader of the National League for Democracy that won over 80% of the seats in the 1990 Burmese elections) and all other parties and ethnic groups in

[11] International Labour Conference, Provisional Record, Ninety-third Session, Geneva, 2005, Third Part "Special sitting to examine developments concerning the question of the observance by the Government of Myanmar of the Forced Labour Convention, 1930 (no. 29) (available at: http://www.ilo.org/public/english/standards/relm/ilc/ilc93/pdf/pr-22-3.pdf)

[12] At this point, the Global Unions consisted of ICFTU (International Confederation of Free Trade Union), TUAC (Trade Union Advisory Committee to the OECD), BWI (Building and Wood Workers International), EI (Education International), ICEM (International Federation of Chemical, Energy, Mine), IFJ (International Federation of Journalists), IMF (International Metal Workers' Federation), ITGLWF (International Textile, Garment and Leather Workers' Federation), ITF (International Transport Workers' Federation), IUF (International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco), PSI (Public Services International), UNI (Union Network International)

[13] Global Unions "Companies Linked with Burma" database (available at: http://www.global-unions.org/burma/default3.asp)

[14] *Doing Business in or with Burma*, International Confederation of Free Trade Unions report, January 2005 (available at: http://www.icftu.org/www/PDF/Burma-ICFTUReport-January.pdf)

order to achieve an inclusive national reconciliation.[15] Aung San Suu Kyi has repeatedly called for economic sanctions on Burma.

- Consumer boycotts are currently underway to protest corporate investments in Burma, with Chevron and Total among the targets. Avaaz.org, an organization co-founded by Res Publica and MoveOn.org, is spearheading a "No fuel for Burmese Junta" global boycott of Chevron, Total, and all of their subsidiaries.[16]

- Many firms have divested from Burma in the past decade. These firms include British American Tobacco, Texaco, Levi Strauss, Triumph International, Premier Oil, Anheuser-Busch, Heineken, Adidas, and IKEA. The Burma Campaign U.K. maintains a "clean" list of companies that have either pulled out of Burma or have made a principled decision not to become involved in Burma.[17]

- Jewelers of America (JA), which represents 11,000 member stores in the U.S., announced on October 9, 2007, that it had asked its members to contact their suppliers to ascertain whether any of the gems they supply are from Burma, and to seek written assurance from suppliers that they will not knowingly supply any gems mined in Burma.[18]

- The issue of Chevron's investment in Burma alone has generated an extraordinary amount of press coverage from major media outlets, reflecting the general public's exposure to and interest in the Company's ties to the military regime. A Nexis search on "Chevron in Burma" conducted on January 28, 2008, looking at all news sources over the previous year, produced 253 articles/reports on the subject.

While this is by no means an exhaustive list of the extensive public debate around companies doing business in Burma, these examples demonstrate that Chevron's Burmese operations—and, more generally, the investments of foreign companies in international pariah states—is a significant social policy issue that

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[15] "Security Council Deplores Violence Used Against Myanmar Demonstrators," United Nations Security Council Presidential Statement, October 11, 2007. (available at: http://www.un.org/News/Press/docs/2007/sc9139.doc.htm)

[16] Avaaz.org, No Fuel for Burmese Junta, http://www.avaaz.org/en/burma_corporate/

[17] The Burma Campaign UK, The Clean List, http://www.burmacampaign.org.uk/dirty_list/clean_list.html

[18] "Jewelers of America Takes Action on Burmese Gemstones," Press Release, Jewelers of America, October 9, 2007

companies in international pariah states—is a significant social policy issue that engages the attention of the media and the public at large and calls into question how public companies are addressing this issue vis-à-vis their global operations and investments.

II. In Focusing on the Development of Guidelines Related to Chevron's Global Operations in Countries with Systematic Human Rights Abuses, the Proposal Focuses on Chevron Minimizing or Eliminating Operations That Have Adverse and Dramatic Effects on the Health and Safety of the People and Environments of Those Countries

The 1998 Release and Staff Legal Bulletin 14C make clear that a proposal's focus is critical in determining whether that proposal is excludable under the ordinary business exemption. More specifically, these authorities clarify that the key determination to be made is whether the proposal *focuses* on day-to-day business matters and internal risk assessments or whether it *focuses* on the applicable social policy issue and the company's efforts related thereto that may affect the environment or the public's health.

According to the 1998 Release states, there are two considerations used in determining whether a proposal is excludable under the ordinary business exemption:

> The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.[19]

By stating that the second consideration "relates *to the degree to which* the proposal seeks to 'micro-manage' the company by probing *too deeply* into matters of a complex nature" (emphasis added), the 1998 Release makes clear that in

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[19] Exchange Act Release No. 40018 (May 21, 1998)

evaluating proposals under Rule 14a-8(i)(7), a central consideration must be whether the proposal delves too deeply into the day-to-day management of the company—not whether it involves or touches on the day-to-day management of the company at all.

In specifically addressing proposals related to an evaluation of risk, Staff Legal Bulletin 14C further distinguishes that the focus of the proposal is crucial in determining the applicability of Rule 14a-8(i)(7). The Bulletin states:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Together, we believe these authorities underscore that proposals focusing on significant social policy issues may touch on issues of risk so long as the focus remains on the policy issue and not on the company engaging in an internal assessment of risk.

A. The Proposal Focuses on Chevron Creating Guidelines That Minimize or Eliminate Operations That Have Adverse Effects on the Public

While the Proposal may touch on the risks that Chevron faces as a result of certain of its global operations, it is explicitly focused on the development of and need for transparent country selection guidelines that will minimize or eliminate Chevron operations that have adverse and dramatic effects on the health and safety of the people and environments of those countries.

The countries that the proposed guidelines would address—those whose governments are illegitimate, engaged in ongoing and systematic violations of humans rights, and for which human rights and democracy advocates call for economic sanctions—are countries with notorious and egregious human rights abuses whose actions flagrantly violate international standards of law. These are rogue countries whose brutal abuses and oppressive behavior have made them pariahs in the international community. Their actions often cause and condone forced labor, forced relocations, rape, murder, maiming, and an overall scorn for the health of safety of their people and their environment.

For the citizens of these countries, one of the greatest threats to their safety and the safety of their environment is the financial support of their oppressors, support that facilitates the systematic human rights violations and the oppressors' control. For example, again using the case of Burma, foreign investments are believed to play a crucial role in propping up the military regime and facilitating its staggering abuses. As the Proposal's supporting statement notes, Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy that won over 80% of the seats in the 1990 Burmese elections, has repeatedly called for economic sanctions on Burma. She stated that corporations in Burma "create jobs for some people but what they're mainly going to do is make an already wealthy elite wealthier, and increase its greed and strong desire to hang on to power. . . these companies harm the democratic process a great deal." As already documented earlier in this letter, a mass of human rights advocates, political leaders, companies, and the general public support divestment from Burma, and similar divestment campaigns exist for other pariah states such as Sudan.

However, the point here is not whether Chevron should divest from Burma or not—the point is that much of the public believes that Chevron, along with other corporations, plays a pivotal role in maintaining a flow of capital to countries with notorious human rights abuses, and therefore plays a pivotal role in upholding the brutal repression in those countries. In other words, much of the public believes that Chevron investing in or withdrawing from those countries directly affects the health and safety of the people of those countries. The Proposal focuses on the need for and creation of guidelines related to Chevron investing in or withdrawing from the countries, inherently focusing on "the company minimizing or eliminating operations that may adversely affect the environment or the public's health." (Staff Legal Bulletin 14C)

Chevron asserts that the resolution and supporting statement of the Proposal as a whole makes clear that "the principle purpose of the proposed guidelines is for Chevron to conduct an internal assessment of the risks posed to Chevron's business, financial well-being, brand, reputation and consumer base that may arise as a result of its presence in several countries." In fact, Chevron states, "we do not believe that it is necessary to consider whether the 2008 Proposal may also touch upon significant policy issues, since the 2008 Proposal also addresses ordinary business issues: an internal assessment of the risks or liabilities that Chevron faces as a result of its operations."

First, Chevron's financial ties to Burma do indeed create extraordinary risks for the company and its investors. This is not an argument—it is a fact, and the list of reputational, financial, legal and political risks is a long one: newly adopted sanctions and reinvigorated public campaigns could force Chevron to sell off its Burmese investment at a heavily discounted price; consumer boycotts and public condemnation could dramatically affect Chevron's bottom-line in the long-term; endemic corruption and the Burmese regime's chronic shortage of foreign currency breed further financial risks; and, Chevron faces a heightened risk of exposure to lawsuits in foreign courts for human rights abuses, to list a few.

However, the Proposal does not ask the company to evaluate these risks, and it is certainly not focused on the company engaging in an internal assessment of these risks. The Proposal is explicitly focused on the need for and development of transparent country selection guidelines that will minimize or eliminate Chevron operations that have adverse and dramatic effects on the health and safety of the people and environments of those countries.

Chevron argues that certain statements in the Proposal's supporting statement illustrate that the Proposal's purpose is for Chevron to conduct an internal assessment of the risks posed by certain of its global operations. Namely, Chevron points to Paragraphs 1, 2, 4, 7 and 8 of the Proposal, which address Chevron's equity stake in Burma's largest investment project, the negative publicity and consumer boycott of Chevron due to its Burmese investment, Chevron's acquisition of Unocal's liabilities related to its Burma operations, and Chevron's business in other countries with controversial human rights records. While some of these statements reference federal sanctions and Chevron's acquisition of Unocal's liabilities, these references are not meant to demonstrate the risks to Chevron—rather, they are meant to demonstrate the depth of Chevron's investment in Burma and, therefore, the depth of its accountability. Notably, in referencing Chevron's inheritance of Unocal's "legal, moral, and political liabilities," the Proposal specifically focuses on the affects of Unocal's operations in Burma, pointing out that Unocal was found to be "complicit in human rights abuses by Burmese troops hired by the Yadana project to provide pipeline security."

Chevron repeatedly argues that the use of the phrase "Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts" in the Proposal's resolved clause proves that the Proposal's principle purpose is for Chevron to conduct an internal assessment of the risks posed to Chevron as a result of its presence in several countries.

In asking Chevron to take into consideration whether its presence in a particular country exposes it to the risks noted above, we are not asking the company to evaluate the level of risk to Chevron or to report to shareholders regarding the company's management of those risks, but merely to recognize those risks as red flags indicating the need for a guideline regarding investing or withdrawing. In other words, if Chevron faces government sanctions, negative brand publicity and consumer boycotts as a result of its presence in a particular country, we believe that investment in that country is a significant social policy issue and warrants the application of special guidelines developed for such extraordinary circumstances.

We do not see this consideration as an evaluation of risk for Chevron but rather as an extension of the Proposal's focus on the effects of company operations on the health of the public and the environment. Government sanctions, negative brand publicity and consumer boycotts may indicate that the company's investment in a particular country is adversely affecting the people or the environment of that country. For example, we believe the "No fuel for Burmese Junta" global boycott of Chevron has been waged because Chevron's investment in Burma is inextricably linked to the military regime's ability to sustain its campaign of brutality.

Granted, in considering whether it may face government sanctions, negative brand publicity, and consumer boycotts as a result of its presence in a particular country, Chevron may engage in some kind of internal risk assessment, and if the Staff deems it necessary, the Fund is open to removing the phrase "Chevron's presence exposes the company to the risk of government sanctions, negative brand publicity, and consumer boycotts" from the Proposal.

Regardless, we still contend that any such indirect internal risk assessment would not change the focus of the Proposal, which is the need for and development of guidelines that will minimize or eliminate Chevron operations that have adverse and dramatic effects on the health and safety of the people and environments of those countries. As Staff Legal Bulletin 14C makes clear in referring to "proposals as relating to an evaluation of risk," the focus is critical: "Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining *whether the focus of these proposals is a significant social policy issue. . . .*" (emphasis added). Furthermore, the Bulletin explicitly states: "The fact that a proposal relates to ordinary business matters"—in this case an evaluation of risk—"does not conclusively establish that a company may exclude the proposal from its proxy materials."

It is inevitable that any proposal whose subject matter has clear financial or operational implications for the company can be argued to involve a risk assessment. Indeed, there is no logical stopping point for the "risk assessment" reasoning. Most proposals raise issues that affect the long-term value of shareholders' investments in a company, directly or indirectly, and this calculus often boils down to risk. Does a company's failure to ensure that the workplace is free from systemic employment discrimination risk alienating employees, customers and the communities in which a company operates? Does a company's refusal to grapple with the implications of climate change for its business model threaten its prospects? Does a backlash against public service privatization impair the viability of a business model based on privatization? Employment discrimination, global climate change and privatization of public services have all been found in Staff determinations to be significant social policy issues.

Exxon Mobil Corp. (March 18, 2005), which is cited in Staff Legal Bulletin 14C as an example of an acceptable proposal, discusses risk, company reputation and value. The proposal, which requested a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas," says in the supporting statement: "we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks." (emphasis added) The proposal also states: "preserving sensitive ecosystems will enhance our Company's image and reputation with consumers, elected officials, current and potential employees, and investors;" "some of our major competitors have already enacted such a policy;" and "Vote YES for this proposal, which will improve our company's reputation. . ." (emphasis added)

More recently, in *Fidelity Funds* (Jan. 22, 2008), the Staff ruled that the mutual fund company can not exclude a proposal requesting that the Board "institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." While that proposal focuses on developing procedures to prevent complicity in genocide, it also mentions certain risks to the company and to investors. It states: "Fidelity's damaged reputation can impact employee morale, increase Fidelity's cost to acquire customers, reduce the shareholder bases for distributing expenses, and diminish the value of shareholder investments." (emphasis added)

The text of the Exxon Mobil proposal and the Fidelity proposal make it abundantly clear that it is permissible to discuss risk, company reputation and value in a proposal focused on minimizing or eliminating operations that may adversely affect the environment or the public's health.

B. SEC Decision Precedents Cited by Chevron Do Not Apply to Proposal

Chevron cites a number of cases where the Staff found that proposals could be excluded under the ordinary business exclusion. In each of these cases, we believe they are not applicable to our Proposal because they are unlike our Proposal in focus. More specifically, we believe that the proposals at these companies focused on the companies engaging in internal assessments of risk and liabilities that the companies face as a result of their operations that could affect the environment or the public's health. For example:

- *Centex Corp.* (available May 15, 2007) and *ACE Limited* (available Mar. 19, 2007)—proposals requested that the Board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change.
- *Kansas City Southern* (available Feb. 21, 2007)—proposal requested Board report on company's efforts to safeguard the security of operations and minimize material financial risk arising from a terrorist attack.[20]
- *Pfizer, Inc.* (available Jan. 29, 2007)—proposal requesting a report on the effect on the long-term economic stability of the company and on the risks of liability to legal claims resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.
- *Abbott Laboratories* (available Mar. 9, 2006)—proposal requesting report on the economic effects of HIV/AIDS, tuberculosis and malaria

[20] Notably, regarding *Kansas City Southern* (available Feb. 21, 2007), a similar proposal was filed for the company's 2008 proxy materials, asking for a report on the company's efforts to safeguard the security of its operations arising from a terrorist attack, this time without asking for the report to include information on the company's efforts to minimize material financial risk. Despite the shift in the proposal's focus, Kansas City Southern argued that the proposal still involved an evaluation of risk. The SEC ruled that it was unable to concur with the company. (*Kansas City Southern* (available Jan. 9, 2008))

pandemics on the company's business strategy.

- *Wells Fargo & Co.* (available Feb. 16, 2006)—proposal requesting that Board evaluate effects of global climate change on the company's business.
- *General Electric Co.* (available Jan. 13, 2006)—proposal requesting that the Board evaluate the risk of damage to GE's brand name and reputation in the U.S. as a result of outsourcing work to other countries, specifically China.
- *The Dow Chemical Co.* (available Feb. 23, 2005)—proposal concerning the impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere.
- *Newmont Mining Corp.* (available Feb. 4, 2004)—proposal requesting a report on the risks to the company's operations, profitability and reputation from its social and environmental liabilities stemming from Newmont's operations in several countries.
- *General Electric Co.* (available Feb. 10, 2000)—proposal requesting that it discontinue an accounting technique, not use funds from the GE Pension Trust to determine executive compensation, and use funds from the trust as intended.
- *Medallion Financial Corp.* (available May 11, 2004)—proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value.
- *Wal-Mart Stores, Inc.* (available Mar. 15, 1999)—proposal requesting a report that would have included a description of policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.

These proposals focus on the companies engaging in internal assessments of risk and liabilities facing the companies and providing such assessments, or explanation of the companies' strategy and risk management, to shareholders. On the contrary, our Proposal focuses on Chevron developing country selection guidelines that would affect the health and safety of the people and environments of those countries. The requested guidelines and the need for such guidelines are the focus, and these guidelines would not focus on the risks to Chevron—they would focus on efforts Chevron can take to minimize or eliminate operations that could dramatically and adversely affect people in countries with ongoing and systematic human rights violations.

II. Conclusion

For the foregoing reasons, the Proponent respectfully requests that the Division not issue the determination requested by Chevron Corporation.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosure

cc: Lydia I. Beebe, Corporate Secretary and Chief Governance Officer, Chevron Corporation
Christopher A. Butner, Assistant Secretary, Corporate Governance, Legal, Chevron Corporation
Rick Hansen, Esq., Counsel, Chevron Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 22, 2008

The proposal requests that the board review and develop guidelines for country selection, including guidelines on investing in or withdrawing from countries with characteristics specified in the proposal, and report these guidelines to shareholders.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



John R. Fieldsend
Attorney-Adviser

END